SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓                    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in this report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

Except for historical matters, the matters discussed in this report on Form 6-K are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. Forward-looking statements appear in a number of places throughout this report on Form 6-K and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the Company operates.

Actual results may be materially different from those indicated by the Company’s forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

                        (Registrant)

Date: Sep. 26, 2006	By	/s/ S.J. Cheng
	Name:	S.J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit

Number

1.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.2	Unaudited Consolidated Financial Statements of ChipMOS TECHNOLOGIES (Bermuda) LTD. as of June 30, 2006

EXHIBIT 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This report contains translations of New Taiwan dollar, or NT dollar, or NT$, amounts into United States dollars, or US dollars, or US$, at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in New York City for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of June 30, 2006, which was NT$32.33 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this prospectus could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On September 20, 2006, the noon buying rate was NT$32.90 to US$1.00.

We, ChipMOS TECHNOLOGIES (Bermuda) LTD., or ChipMOS Bermuda, provide a broad range of semiconductor testing and assembly services primarily for memory, mixed-signal, and liquid crystal display, or LCD, and other flat-panel display driver semiconductors. In 2005, our consolidated net revenue was NT$15,214 million (US$471 million) and our net income was NT$928 million (US$29 million). In the six months ended June 30, 2006, our consolidated net revenue was NT$9,142 million (US$283 million) and our net income was NT$918 million (US$28 million).

We are a holding company incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was founded in 1997 as a joint venture between Mosel Vitelic Inc., or Mosel, and Siliconware Precision Industries Co. Ltd., or Siliconware Precision, and with the participation of other investors. As of June 30, 2006, we held 70.4% of the outstanding common shares of ChipMOS Taiwan, and Siliconware Precision held 28.8%. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping, wafer testing and module manufacturing operations in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry.

The following key trends are important to understanding our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of testing and assembly equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on capacity utilization rates for our testing and assembly equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of testing and assembly services generally decreases as fixed costs are allocated over a larger number of units.

The current generation of advanced testers typically cost between US$2 million and US$4 million each, while wire bonders used in assembly typically cost approximately US$66 thousand each, inner-lead bonders for tape carrier package, or TCP, and chip-on-film, or COF, assembly cost approximately US$400 thousand each and chip-on-glass, or COG, chip sorters cost approximately US$150 thousand each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. During periods of decreased demand for assembled semiconductors, some of our customers may forego or simplify final testing of certain types of semiconductors, such as dynamic random access memory, or DRAM, further intensifying our difficulties.

Declining Average Selling Prices of Our Testing and Assembly Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions. The average selling prices of our testing and assembly services experienced sharp declines during such periods as a result of intense price competition from other independent testing and assembly companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

To offset the effects of decreasing average selling prices, we will continue to seek to:

•	improve production efficiency and maintain high capacity utilization rates;

•	concentrate on testing of high-demand, high-growth semiconductors;

•	develop new assembly technologies; and

•	implement new technologies and platforms to shift into higher margin services.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand could put pricing pressure on our testing and assembly services and negatively affect our earnings.

Change in Product Mix. Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors and 12-inch wafer processing have increased as a percentage of our total net revenue. We intend to continue focusing on testing and assembling more semiconductors that provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our profitability.

Recent Acquisitions

On June 16, 2005, ChipMOS Taiwan and CHANTEK ELECTRONIC CO., LTD., or Chantek, entered into a merger agreement, whereby Chantek agreed to be merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. Under the merger agreement, as amended on September 2, 2005, shareholders of Chantek (other than ChipMOS Taiwan) were entitled to elect to receive cash or ChipMOS Taiwan shares in exchange for their Chantek shares at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan paid NT$81 million in cash and issued 6 million shares (which represented approximately 0.7% of ChipMOS Taiwan’s outstanding shares immediately after the completion of the transaction) to Chantek shareholders pursuant to the merger agreement. The transaction closed on November 21, 2005, and as June 30, 2006, ChipMOS Bermuda’s interest in ChipMOS Taiwan was 70.4%.

On August 15, 2005, ThaiLin Semiconductor Corp., or ThaiLin, entered into a merger agreement with ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as the surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. As a result, ThaiLin issued approximately 43 million shares (which represented approximately 14.4% of ThaiLin’s outstanding shares immediately after the completion of the transaction) to ChipMOS Logic shareholders. The transaction closed on December 1, 2005, and as of June 30, 2006, ChipMOS Taiwan held a 34.5% interest in ThaiLin.

Net Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and mixed-signal semiconductors; (2) assembly services for memory and mixed-signal semiconductors; and (3) LCD and other flat-panel display driver semiconductor testing and assembly services. Prior to 2005, we also provided semiconductor turnkey services, whereby we purchase fabricated wafers and sell tested and assembled semiconductors, as well as certain trading activities. The following table sets forth, for the periods indicated, our consolidated net revenue for each segment.

	Year Ended December 31,				Six Months Ended June 30, (unaudited)
	2003(1)	2004(2)	2005	2005	2005	2006	2006
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)
Testing
Memory	$2,890.3	$5,491.9	$5,996.4	$185.5	$2,788.4	$3,886.2	$120.2
Mixed-signal	265.5	529.7	463.5	14.3	211.9	295.7	9.2
Total testing	3,155.8	6,021.6	6,459.9	199.8	3,000.3	4,181.9	129.4
Assembly
Memory	2,701.4	5,130.1	5,166.4	159.8	2,671.1	2,864.1	88.6
Mixed-signal	27.5	660.7	489.5	15.2	258.5	129.0	4.0
Total assembly	2,728.9	5,790.8	5,655.9	175.0	2,929.6	2,993.1	92.6
LCD and other flat-panel display driver semiconductor testing and assembly	1,683.5	2,749.8	3,098.2	95.8	1,164.9	1,966.8	60.8
Semiconductor turnkey(3)	1,458.3	473.6	—	—	—	—	—
Total	$9,026.5	$15,035.8	$15,214.0	$470.6	$7,094.8	$9,141.8	$282.8

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of Advanced Micro Chip Technology Co., Ltd., or AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WORLD WIDE TEST Technologies Inc., or WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2003, includes trading revenue generated by ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong. We have not provided semiconductor turnkey services subsequent to 2004.

Our net revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing and assembly services for memory semiconductors, mixed-signal semiconductors and testing and assembly services for LCD and other flat-panel display driver semiconductors. In 2003 and 2004, we also offered semiconductor turnkey services to utilize our excess capacity available from time to time. We have not provided semiconductor turnkey services after 2004.

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customer and our customer has agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customer). As of June 30, 2006, approximately 38% of our total capacity was reserved under this type of agreement. Under certain other long-term agreements, we have agreed to install equipment or reserve capacity for our customer and our customer has undertaken to compensate us to a certain extent if it fails to sufficiently utilize the installed equipment or reserved capacity. As of June 30, 2006, approximately 2% of our total capacity was reserved under this type of agreement. As part of our strategy, we intend to enter into additional long-term capacity agreements in the future.

Our financial condition and results of operations have also been, and are likely to continue to be, affected by price pressures on our service fees, which tend to decline in tandem with the declining average selling prices of the products we test and assemble over the course of their product and technology life cycles. In order to maintain our margins, it is necessary to offset the fee erosion by continually improving our production efficiency and maintaining high capacity utilization rates. We also plan to continue to develop and implement new technologies and expand our services into potentially higher-margin segments. These efforts require significant up front investment in advance of incremental revenue, which could impact our margins.

Pricing

We price our testing fees primarily based on the cost of testing the products to our customers’ specifications, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and with reference to prevailing market prices. Accordingly, the testing fee for a particular product would principally depend on the time taken to perform the tests, the complexity of the product and the testing process, and the cost of the equipment used to perform the test. For example, testing fees for memory semiconductors are significantly higher than those for other products because of the longer time required and the need for burn-in testing.

We price our assembly services on a per unit basis, taking into account the complexity of the package, our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.

We price our testing and assembly services for LCD and other flat-panel display driver semiconductors on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

We offer volume discounts to all customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services.

Revenue Recognition

We generally recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. Revenue from product sales is recognized when risks of ownership are transferred to customers, generally upon shipment of the products. We submit invoices at the time of shipment or delivery and currently require customers to pay within 60 days after the last day of the month during which the invoice was sent, except that we currently require ProMOS Technologies Inc., or ProMOS, to pay within 75 days. We have not experienced any significant collection problems for our services, except for NT$277 million (US$9 million) of receivables from Ultima Electronics Corp., or Ultima. We received from Ultima 4,250,000 and 4,190,000 shares of Ultima Technology Corp. (BVI) common stock on September 24 and December 18, 2004, respectively, as collateral for the outstanding receivables. As of June 30, 2006, the total value of those shares was approximately NT$764 thousand (US$24 thousand). We provided an allowance of NT$194 million and NT$83 million (US$3 million) for these doubtful receivables in 2004 and 2005, respectively.

Related Party Revenues

In 2003, 2004, 2005 and the six months ended June 30, 2006, 56%, 32%, 30% and 27%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we currently extend them favorable payment terms, as discussed in the preceding paragraph.

Geography and Currency

We generate most of our net revenue from customers headquartered in Taiwan, which represented 84%, 81%, 79% and 78% of our net revenue in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. We also generate net revenue from customers in Japan, the United States, Hong Kong, Korea and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 25 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2005, which was filed with the SEC on May 10, 2006.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expensable equipments, sub-contract fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of June 30, 2006, we had 557 testers, 411 wire bonders, 134 inner-lead bonders, 3 steppers and 7 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for thin small outline packages, or TSOP, ball grid array, or BGA, and some other package assembly technologies. Our average capacity utilization rate for testing of memory and mixed-signal semiconductors was 81% in 2003, 89% in 2004, 81% in 2005 and 85% in the six months ended June 30, 2006. Our average capacity utilization rate for assembly of memory and mixed-signal semiconductors was 89% in 2003, 88% in 2004, 79% in 2005 and 69% in the six months ended June 30, 2006. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 82% in 2003, 76% in 2004, 83% in 2005 and 76% in the six months ended June 30, 2006.

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with testing and assembly services in several other currencies, including Japanese yen, US dollars and Chinese renminbi. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder denominated in US dollars.

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year Ended December 31,				Six Months Ended June 30, (unaudited)
	2003(1)	2004(2)	2005	2005	2005	2006	2006
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions, except percentages)
Gross profit (loss):
Testing
Memory	$607.7	$2,329.0	$2,186.6	$67.6	$962.2	$1,608.7	$49.8
Mixed-signal	(161.3)	(100.9)	(148.9)	(4.6)	(85.7)	(5.8)	(0.2)
Total testing	446.4	2,228.1	2,037.7	63.0	876.5	1,602.9	49.6
Assembly
Memory	538.7	1,095.4	1,203.3	37.2	631.8	720.6	22.3
Mixed-signal	5.7	(122.3)	(158.5)	(4.9)	(91.9)	1.5	—
Total assembly	544.4	973.1	1,044.8	32.3	539.9	722.1	22.3
LCD and other flat-panel display driver semiconductor testing and assembly	528.2	970.2	868.9	26.9	215.4	411.9	12.8
Semiconductor turnkey(3)	48.0	6.9	—	—	—	—	—
Total	$1,567.0	$4,178.3	$3,951.4	$122.2	$1,631.8	$2,736.9	$84.7
Gross profit (loss) margin:
Testing
Memory	21.0%	42.4%	36.5%	36.5%	34.5%	41.4%	41.4%
Mixed-signal	(60.8)	(19.1)	(32.1)	(32.1)	(40.4)	(2.0)	(2.0)
Total testing	14.1	37.0	31.6	31.6	29.2	38.3	38.3
Assembly
Memory	19.9	21.4	23.3	23.3	23.7	25.2	25.2
Mixed-signal	20.8	(18.5)	(32.4)	(32.4)	(35.6)	(1.2)	(1.2)
Total assembly	19.9	16.8	18.5	18.5	18.4	24.1	24.1
LCD and other flat-panel display driver semiconductor testing and assembly	31.4	35.3	28.0	28.0	18.5	20.9	20.9
Semiconductor turnkey(3)	3.3	1.5	—	—	—	—	—
Overall	17.4%	27.8%	26.0%	26.0%	23.0%	29.9%	29.9%

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2003, includes trading revenue generated by ChipMOS Hong Kong. We have not provided semiconductor turnkey services subsequent to 2004.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, raw materials expenses, amortization expenses relating to technology, expenditures to qualify our services for specific customers and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect to continue to hire a significant number of additional employees in our research and development department. We currently expect that research and development expenses will increase in absolute terms in the future as we expand into new technologies and service offerings.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, sales commission, professional service fees, bad debt provision and service support expenses. We currently expect marketing expenses to increase in absolute terms in the future, related to the planned growth of our business.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses. They also include stock-based compensation that is expensed using the intrinsic value-based method. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations, particularly our Mainland China operations.

Other Income (Expenses), Net

Our other income principally consists of gains on sale of investments, warehouse space rental revenue, interest income, foreign exchange gains and gains on disposal of property, plant and equipment. Our other expenses principally consist of interest expense, investment losses recognized by equity method, financing costs, allowance for losses on short-term investments, losses on disposal of property, plant and equipment and foreign exchange losses. Accordingly, whether we record other income, net or other expenses, net in any fiscal year would depend on the amount of these items.

Minority Interests and Interest in Bonuses Paid by Subsidiaries

Minority interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. For 2003, the minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan and the public shareholders’ interest in ThaiLin. In 2004 and 2005, minority interests also included the portion of our income attributable to the shareholdings in ChipMOS Logic and Chantek that we did not own before ChipMOS Logic was merged into ThaiLin on December 1, 2005 and Chantek was merged into ChipMOS Taiwan on November 21, 2005.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s and ThaiLin’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin, as required by ROC regulations and ChipMOS Taiwan’s and ThaiLin’s articles of incorporation. None of our subsidiaries paid any such bonuses to directors, supervisors and employees in 2003 and 2004. In 2005 and the six months ended June 30, 2006, ChipMOS Taiwan paid NT$166 million (US$5 million) and NT$242 million (US$7 million), respectively, and ThaiLin paid NT$57 million (US$2 million) and NT$74 million (US$2 million), respectively, in bonuses to directors, supervisors and employees. Please see “—US GAAP Reconciliation” for a discussion of the significant impact such bonuses had on our net income under US GAAP.

Net Income

Our net income was NT$482 million, NT$1,676 million, NT$928 million (US$29 million) and NT$918 million (US$28 million) in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things.

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30, (unaudited)
	2003(1)	2004(2)	2005	2005	2006
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue	82.6	72.2	74.0	77.0	70.1

Gross profit margin	17.4	27.8	26.0	23.0	29.9
Operating expenses:
Research and development	3.3	2.0	1.8	1.7	1.4
Sales and marketing	0.7	2.0	1.6	0.7	0.6
General and administrative	4.9	4.5	5.2	4.8	4.1

Total operating expenses	8.9	8.5	8.6	7.2	6.1
Income from operations	8.5	19.3	17.4	15.8	23.8
Other expenses, net	(0.9)	(2.6)	(3.3)	(4.6)	(0.7)

Income before income tax and minority interests and interest in bonuses paid by subsidiaries(3)	7.6	16.7	14.1	11.2	23.1
Income tax benefit (expense)	0.3	0.9	(0.7)	(0.8)	(3.2)

Income before minority interests and interest in bonuses paid by subsidiaries	7.9	17.6	13.4	10.4	19.9
Minority interests	(2.8)	(6.6)	(6.4)	(5.1)	(8.3)
Interest in bonuses paid by subsidiaries(3)	—	—	(0.9)	(1.8)	(1.6)
Pre-acquisition earnings(4)	0.2	0.1	—	—	—
Cumulative effect of changes in accounting principles	—	—	—	—	—

Net income	5.3%	11.1%	6.1%	3.5%	10.0%

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(4)	For 2003, represents our share of pre-acquisition profits of ThaiLin prior to December 1, 2003, the date when we began to consolidate the accounts of ThaiLin. For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS Technologies Inc.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Net Revenue. Our net revenue increased by NT$2,047 million, or 29%, to NT$9,142 million (US$283 million) in the six months ended June 30, 2006 from NT$7,095 million in the corresponding period in 2005.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$1,182 million, or 39%, to NT$4,182 million (US$129 million) in the six months ended June 30, 2006 from NT$3,000 million in the corresponding period in 2005, mainly due to an increase in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors increased by NT$1,098 million, or 39%, to NT$3,886 million (US$120 million) in the six months ended June 30, 2006 from NT$2,788 million in the corresponding period in 2005, principally due to capacity expansion and increased capacity utilization rates for our wafer testing and final testing services for DRAM and flash products.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from memory module manufacturing business, increased by NT$63 million, or 2%, to NT$2,993 million (US$93 million) in the six months ended June 30, 2006 from NT$2,930 million in the corresponding period in 2005. This increase was primarily the result of an increase in net revenue from assembly services for memory semiconductors, partially offset by a decrease in net revenue from assembly services for mixed-signal semiconductors. Net revenue from assembly services for memory semiconductors increased by NT$193 million, or 7%, to NT$2,864 million (US$89 million) in the six months ended June 30, 2006 from NT$2,671 million in the corresponding period in 2005, primarily as a result of capacity expansion and increased sales of products with higher average selling prices, such as DDR II DRAM products, which were partially offset by a decrease in net revenue from memory module manufacturing services. Net revenue from assembly services for mixed-signal semiconductors decreased by NT$130 million, or 50%, to NT$129 million (US$4 million) in the six months ended June 30, 2006 from NT$259 million in the corresponding period in 2005, principally because we reduced the volume of certain lower margin services in connection with the merger of Chantek into ChipMOS Taiwan.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$802 million, or 69%, to NT$1,967 million (US$61 million) in the six months ended June 30, 2006 from NT$1,165 million in the corresponding period in 2005. This increase was principally due to the increase in shipment of TCP, COF and COG products that resulted from our capacity expansion and slightly increased capacity utilization rates. The increase in net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services was also a result of an increase in average selling prices for LCD and other flat-panel display driver semiconductor products.

We did not generate any net revenue from semiconductor turnkey services in the six months ended June 30, 2005 and 2006.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$942 million, or 17%, to NT$6,405 million (US$198 million) in the six months ended June 30, 2006 from NT$5,463 million in the corresponding period in 2005, primarily due to an increase of NT$834 million in overhead expenses. Overhead expenses increased principally as a result of an increase in depreciation expenses, an increase in salary expenses that was associated with an increase in the number of employees, and an increase in expenses related to tooling and equipment spare parts.

Our gross profit increased to NT$2,737 million (US$85 million) in the six months ended June 30, 2006 from NT$1,632 million in the corresponding period in 2005. Our gross margin was 30% in the six months ended June 30, 2006, compared to 23% in the corresponding period in 2005.

Our gross margin for testing services for memory and mixed-signal semiconductors increased to 38% in the six months ended June 30, 2006 from 29% in the corresponding period in 2005, primarily due to a higher capacity utilization rate, which increased to 85% in the six months ended June 30, 2006 from 78% in the corresponding period in 2005.

Our gross margin for assembly services for memory and mixed-signal semiconductors increased to 24% in the six months ended June 30, 2006 from 18% in the corresponding period in 2005. This increase was primarily due to increased sales of higher margin memory semiconductor assembly services, such as fine-pitch BGA package for DDR II DRAM.

Our gross margin for LCD and other flat-panel display driver semiconductor assembly and testing services increased to 21% in the six months ended June 30, 2006 from 19% in the corresponding period in 2005, primarily due to higher average selling prices.

Research and Development Expenses. Research and development expenses increased by NT$7 million, or 6%, to NT$130 million (US$4 million) in the six months ended June 30, 2006 from NT$123 million in the corresponding period in 2005. This increase was primarily due to an increase in the cost of raw materials used in research and development. We currently expect our research and development expenses will increase in the future due to our focus on research and development projects relating to advanced packages for DDR III DRAM, fine-pitch LCD driver testing and assembly technologies and radio frequency identification (RFID) logistics management system implementation.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$3 million, or 6%, to NT$53 million (US$2 million) in the six months ended June 30, 2006 from NT$50 million in the corresponding period in 2005. This increase was primarily due to salary increases for our sales and marketing personnel and an increase in professional services fees for marketing research consultants, which were partially offset by a decrease in commission expenses.

General and Administrative Expenses. General and administrative expenses increased by NT$35 million, or 10%, to NT$376 million (US$12 million) in the six months ended June 30, 2006 from NT$341 million in the corresponding period in 2005, primarily due to bank fees associated with the NT$3 billion syndicated loan facility that we obtained in February 2006, as well as an increase in professional services fees for our legal advisors and accountants.

Other Expenses, Net. Other expenses, net decreased by NT$267 million, or 81%, to NT$61 million (US$2 million) in the six months ended June 30, 2006 from NT$328 million in the corresponding period in 2005. This decrease was primarily due to a decrease in impairment loss on property, plant and equipment and other assets, a decrease in impairment loss on long-term investment and a decrease in investment loss recognized by the equity method, which were partially offset by a decrease of recovery of allowance for loss on financial assets at fair value through profit and loss.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries increased by 168% to NT$2,118 million (US$66 million) in the six months ended June 30, 2006 from NT$790 million in the corresponding period in 2005.

Income Taxes. Income tax expense increased by NT$234 million, or 425%, to NT$289 million (US$9 million) in the six months ended June 30, 2006 from NT$55 million in the corresponding period in 2005, primarily due to a significant increase in income before tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries and a significant decrease in tax loss carry-forwards.

Minority Interests. Minority interests increased by NT$405 million, or 113%, to NT$764 million (US$24 million) in the six months ended June 30, 2006 from NT$359 million in the corresponding period in 2005, primarily due to the increased income of ChipMOS Taiwan.

Net Income. As a result of the foregoing, our net income was NT$918 million (US$28 million) in the six months ended June 30, 2006, compared to a net income of NT$249 million in the corresponding period in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenue. Our net revenue increased by NT$178 million, or 1%, to NT$15,214 million (US$471 million) in 2005 from NT$15,036 million in 2004.

Our net revenue from semiconductor turnkey services was nil in 2005, compared to NT$474 million in 2004. The decrease was due to the increase in customer orders for our testing and assembly services and our effort to provide less semiconductor turnkey services.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$348 million, or 13%, to NT$3,098 million (US$96 million) in 2005, primarily due to the increase in our capacity utilization rates and the increase in our capacity for testing and assembly services for LCD and other flat-panel display driver semiconductors.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$438 million, or 7%, to NT$6,460 million (US$200 million) in 2005, primarily due to the increase in our capacity utilization rates for wafer testing services and increased revenue from flash business.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from memory module manufacturing business, decreased by NT$135 million, or 2%, to NT$5,656 million (US$175 million) in 2005, primarily due to the decrease in our memory module manufacturing business, partially offset by the increased demand for our assembly services for memory and mixed-signal semiconductors.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$405 million, or 4%, to NT$11,263 million (US$348 million) in 2005 from NT$10,858 million in 2004. This increase was primarily due to an increase of NT$1,168 million in overhead expenses, partially offset by a decrease of NT$957 million in raw material costs. Overhead expenses increased primarily due to an increase of NT$815 million in equipment depreciation and an increase of NT$192 million in salaries for certain employees in our fabs, an increase of NT$134 million in expensable equipment and an increase of NT$116 million in utility expenses.

Our gross margin was 26% in 2005, compared to 28% in 2004, and our gross profit decreased to NT$3,951 million (US$122 million) in 2005 from NT$4,178 million in 2004. This decrease was primarily due to the increase in equipment depreciation.

Our gross margin for testing services for memory and mixed-signal semiconductors decreased to 32% in 2005 from 37% in 2004, primarily due to lower capacity utilization rates.

Our gross margin for assembly services for memory and mixed-signal semiconductors increased to 19% in 2005 from 17% in 2004, primarily due to our effort to provide less services related to low-profit memory module manufacturing business.

Our gross profit margin for LCD and other flat-panel display driver semiconductor assembly and testing services decreased to 28% in 2005 from 35% in 2004, primarily due to the decline in the average selling price for these services.

Research and Development Expenses. Research and development expenses decreased by NT$22 million, or 7%, to NT$274 million (US$8 million) in 2005 from NT$296 million in 2004. This decrease was primarily due to a decrease of NT$10 million in depreciation of equipment and a decrease of NT$18 million in amortization expenses related to technology licensing. We currently expect our research and development expenses will increase in the future due to our focus on research and development projects relating to advanced packages for DDR III, fine-pitch LCD driver testing and assembly technologies and radio frequency identification (RFID) implementation.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$75 million, or 24%, to NT$233 million (US$7 million) in 2005 from NT$308 million in 2004. This decrease was primarily due to a decrease of NT$75 million in bad debt provision.

General and Administrative Expenses. General and administrative expenses increased by NT$120 million, or 18%, to NT$793 million (US$25 million) in 2005 from NT$673 million in 2004. This increase was primarily due to an increase of NT$81 million in salary expenses and an increase of NT$85 million in professional service fees, which were partially offset by a decrease of NT$26 million in entertainment expenses.

Other Expense, Net. Other expense, net increased by NT$111 million, or 28%, to NT$507 million (US$16 million) in 2005 from NT$396 million in 2004. This increase was primarily due to an impairment loss on property, plant and equipment and other assets of ChipMOS Logic and Chantek of NT$109 million and investments loss recognized by the equity method of NT$127 million, which were partially offset by an increase of NT$48 million in interest income, a recovery of NT$86 million in allowance for loss on short- term investments and an increase of NT$21 million of claim payments received under our insurance policies.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. Income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries decreased to NT$2,144 million (US$66 million) in 2005 from NT$2,504 million in 2004. This change was primarily due to the increase of our cost of revenues and the increase of operating expenses and net non-operating expenses.

Income Taxes. We recorded an income tax expense of NT$112 million (US$3 million) in 2005 compared to an income tax benefit of NT$142 million in 2004. We incurred income tax expenses primarily as a result of a significant decrease in tax losses carried forward.

Minority Interests. Minority interests decreased by NT$21 million to NT$977 million (US$30 million) in 2005 from NT$998 million in 2004. This decrease was primarily due to the decrease in income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries.

Net Income. As a result of the foregoing, our net income was NT$928 million (US$29 million) in 2005, compared to a net income of NT$1,676 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenue. Our net revenue increased by NT$6,009 million, or 67%, to NT$15,036 million in 2004, from NT$9,027 million in 2003. This increase was primarily due to an increase in revenue from memory semiconductor testing and assembly services, LCD and other flat-panel display driver semiconductor testing and assembly services and the effects of consolidating revenue from ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$2,866 million, or 91%, to NT$6,022 million in 2004, primarily due to the increased demand for our testing services for memory semiconductors, in particular DRAM and flash memory semiconductors and mixed-signal semiconductors. Net revenue from assembly services for memory and mixed-signal semiconductors increased by NT$3,062 million, or 112%, to NT$5,791 million in 2004, primarily due to the increased demand for our assembly services for memory semiconductors, in particular DRAM and flash memory semiconductors and mixed-signal semiconductors. Net revenues from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$1,066 million, or 63%, to NT$2,750 million in 2004, primarily due to the increase in sales volume, in particular for LCD and other flat-panel display driver semiconductors using the more advanced COF packages, which reached 4% of our net revenue. The aggregate contribution from the consolidation of the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc was 24% of our net revenue. The increase in net revenue was partially offset by a decrease in net revenue from semiconductor turnkey services. Our net revenue from semiconductor turnkey services decreased by NT$984 million, or 68%, to NT$474 million in 2004 due to the increase in customer orders for our testing and assembly services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$3,398 million, or 46%, to NT$10,858 million in 2004 from NT$7,460 million in the same period in 2003. This increase was primarily due to an increase of NT$1,813 million in overhead expenses, an increase of NT$1,151 million in raw material costs and an increase of NT$596 million in labor costs. Overhead expenses increased primarily due to an increase of NT$414 million in salaries for certain supervisors in our fabs, an increase of NT$693 million in depreciation, an increase of NT$117 million in inventory supplies, an increase of NT$125 million in maintenance costs, an increase of NT$96 million in utilities, an increase of NT$92 million in subcontract fees and an increase of NT$66 million in expensable equipment.

Our gross margin was 28% in 2004, compared to 17% in 2003, and our gross profit increased to NT$4,178 million in 2004 from NT$1,567 million in 2003. The aggregate impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. represented 8% of our gross profit in 2004. However, due to the consolidation of the financial results of Chantek, our gross margin in 2004 was negatively affected. Our gross margin for testing services for memory and mixed-signal semiconductors was 37% in 2004, compared to a gross margin of 14% in 2003, primarily due to the increase in our utilization rate. Our mixed-signal testing and mixed-signal assembly portions of our business continued to under perform with net losses of NT$101 million and NT$122 million, respectively, in 2004. Our gross margin for LCD and other flat-panel display driver semiconductor assembly and testing services increased to 35% in 2004, from 31% in 2003, primarily due to an increase in our capacity utilization rate and a decrease in unit cost. Our gross margin for assembly services for memory and mixed-signal semiconductors was 17% in 2004 and 20% in 2003. Our gross margin for semiconductor turnkey services was approximately 1% in 2004 and in 2003 (excluding the trading business).

Research and Development Expenses. Research and development expenses increased by NT$1 million, or 0.3%, to NT$296 million in 2004 from NT$295 million in 2003. This increase was primarily due to an increase of NT$45 million in salary expenses as a result of an increase in the number of employees, partially offset by a decrease of NT$30 million in depreciation and a decrease of NT$10 million in professional fees. Our level of research and development expenses increased slightly in 2004 as we continued to focus on research and development projects relating to wafer-level chip scale packaging, or WLCSP, MEMS probe cards for wafer-level testing and the application of COF technologies to other devices.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$243 million, or 374%, to NT$308 million in 2004 from NT$65 million in the same period in 2003. This large increase was primarily due to an increase of NT$20 million in commissions and an increase of NT$18 million in salary expenses as a result of increased sales, as well as an increase of NT$174 million in bad debt provision primarily related to an allowance for receivables from Ultima Electronics Corp.

General and Administrative Expenses. General and administrative expenses increased by NT$233 million, or 53%, to NT$673 million in 2004 from NT$440 million in the same period in 2003. This increase was primarily due to an increase of NT$132 million in salary expenses, an increase of NT$25 million in entertainment expenses and an increase of NT$27 million in depreciation.

Other Expenses, Net. Other expenses, net increased by NT$319 million, or 414%, to NT$396 million in 2004 from NT$77 million in 2003. This increase was primarily due to impairment loss for long-term investments, capital reduction loss for long-term investments and loss on sale of investments of NT$214 million, NT$50 million and NT$40 million, respectively, primarily related to our investments in Best Home and Sun-Fund, which were partially offset by a reduction in foreign exchange loss of NT$45 million.

Income (loss) Before Income Tax and Minority Interests. Income before income tax and minority interests increased to NT$2,504 million in 2004 from NT$690 million in 2003. This change was primarily due to an increase in income from operations to NT$2,900 million in 2004 offset by an increase of NT$319 million in other expenses.

Income Taxes. We recorded an income tax benefit of NT$142 mi lion in 2004 compared to an income tax benefit of NT$29 million in 2003. This change was primarily due to tax credits resulting from investments by ChipMOS Taiwan and ThaiLin. We currently believe that we will incur income tax expenses in future periods.

Minority Interests. Minority interests increased by NT$741 million to NT$998 million in 2004 from NT$257 million in 2003. The increase was primarily due to the significant growth in income generated by our subsidiaries that we do not fully own.

Net Income. As a result of the foregoing, including the consolidation of the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc., our net income was NT$1,676 million in 2004, compared to net income of NT$482 million in 2003. The aggregate impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. decreased our net income in 2004 by 8%.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with ROC GAAP. Under ROC GAAP, we are required to make certain estimates, judgments and assumptions about matters that are highly uncertain at the time those estimates, judgments and assumptions are made, and our financial condition or results of operations may be materially impacted if we use different but nonetheless reasonable estimates, judgments or assumptions about those matters for that particular period or if we change our estimates, judgments or assumptions from period to period.

Under ROC GAAP, the significant accounting policies are set forth in Note 2 of the notes to the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2005, which was filed with the SEC on May 10, 2006. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below. In connection with the reconciliation of our consolidated financial statements to US GAAP, there are no additional accounting policies that we believe are critical to us except as described below under “— Convertible Notes” and “— Share-Based Compensation.”

Allowance for Doubtful Receivables and Sales Returns

Our accounts receivable balance on our balance sheet is affected by our allowances for doubtful accounts and sales returns, which reflect our estimate of the expected amount of the receivables that we will not be able to collect and our estimate of the expected amount of sales returns.

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2005 and June 30, 2006, we provided NT$321 million and NT$304 million (US$9 million), respectively, for the first type of reserve and NT$42 million and NT$43 million (US$1 million), respectively, for the second type of reserve.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2005 and June 30, 2006, we provided NT$38 million (US$1 million) and NT$51 million (US$2 million), respectively, for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$97 million as of December 31, 2003, NT$292 million as of December 31, 2004, NT$401 million (US$12 million) as of December 31, 2005 and NT$398 million (US$12 million) as of June 30, 2006. The allowances as of December 31, 2003, 2004 and 2005 and June 30, 2006 represented 3%, 8%, 9% and 8%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2003, 2004, 2005 and the six months ended June 30, 2006 reflected a reduction of NT$20 million, NT$194 million, NT$118 million and nil, respectively, in accounts receivable that was charged to marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$16 million (US$495 thousand) for 2005 and would not be affected for the six months ended June 30, 2006.

An increase in our allowance for doubtful receivables and sales returns would decrease our recorded revenue and our current assets.

Inventory Valuation

We state our inventories at the lower of cost or market value. Market value represents net realizable value for finished goods and work in process and replacement value for raw materials. We use the standard cost method to determine the cost of our inventories, adjusted to approximate weighted-average cost at the end of the period. We periodically evaluate the composition of our inventory and identify slow-moving inventories. Inventory items identified as slow-moving are evaluated to determine whether reserves are required.

In 2003, we did not record any inventory allowances because the market price for our inventories was higher than cost in 2003. In 2004, we reserved NT$64 million of inventory valuation allowance, primarily due to the consolidation of Chantek. In 2005, we did not record any inventory allowances because the market price for our inventory was higher than cost in 2005. In the six months ended June 30, 2006, we did not record any inventory allowance because the market price for our inventory was higher than the cost. In addition, we reserved NT$42 million in 2003, NT$47 million in 2004, NT$94 million (US$3 million) in 2005 and NT$82 million (US$3 million) in the six months ended June 30, 2006 for identified slow-moving inventories.

If the prevailing market price for our testing and assembling services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$10 million in 2005 and NT$24 million (US$742 thousand) in the six months ended June 30, 2006. A NT$10 million valuation allowance in 2005 would have decreased our inventory value and net income in 2005 by 1.6% and 1.1%, respectively. A valuation allowance of NT$24 million in the six months ended June 30, 2006 would have decreased our inventory value and net income by 2.8% and 2.6%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is not certain that deferred tax assets will be realized. We record a benefit or expense under the income tax expense/benefit line of our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. Because the calculation of income tax benefit is dependent on our internal estimation of our future profitability, it is inherently subjective. In 2003, we recorded a reversal of a valuation allowance of NT$66 million, in 2004, we recorded a reversal of valuation allowance of NT$462 million, and in 2005, we recorded a reversal of a valuation allowance of NT$405 million (US$13 million). In the six months ended June 30, 2006, we recognized valuation allowance of NT$70 million (US$2 million).

In calculating our valuation allowance for deferred taxes as of December 31, 2005 and June 30, 2006, we have assumed that the semiconductor industry will continue its growth in the next few years. Furthermore, we have assumed that our revenue and profitability will be favorably impacted by this growth in the industry as a whole.

As of December 31, 2005 and June 30, 2006, the ending balance for our valuation allowances was NT$794 million (US$25 million) and NT$864 million (US$27 million), respectively. If our current estimate of future profit had been 10% higher, we would have decreased our valuation allowances accordingly. That, in turn, would have increased our deferred tax assets. In contrast, if our current estimate of future profit had been 10% lower, we would have been required to recognize an additional valuation allowance. That, in turn, would have decreased our deferred tax assets and increased our tax expense in 2005 and the six months ended June 30, 2006. The steady growth in our sales and profitability in 2005 and the six months ended June 30, 2006 and our near-term outlook as of December 31, 2005 and June 30, 2006 were key factors in determining the amount of our valuation allowance as of December 31, 2005 and June 30, 2006, respectively.

In addition, because the recording of deferred tax assets and income tax benefit is based on our assumptions of levels of profitability, if we subsequently determine that it is unlikely that we will achieve those profit levels, or otherwise believe that we will not incur sufficient tax liabilities to fully utilize the deferred tax assets, we will reduce our deferred tax assets in an amount equal to that determination and incur a charge to income in that amount at that time. Because our expectation for future income is generally less during periods of reduced income, we will be more likely to take significant valuation allowances in respect of income tax assets during those periods of already reduced income.

Impairment Loss of Long-Lived Assets

ROC Statement of Financial Accounting Standard, or SFAS, No. 35 “Accounting for Asset Impairment” which addresses accounting for impairment of long-lived assets became effective from January 1, 2005. Prior to the adoption of this new accounting standard, we applied US GAAP to evaluate our long-lived assets for impairment purpose. We record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Assumptions about the carrying value of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long-lived assets and this review is based upon our projections of anticipated future cash flows. Based on the assessment of our management, in 2005 and the six months ended June 30, 2006, we recognized NT$211 million (US$7 million) and NT$42 million (US$1 million), respectively, of impairment loss for long-term investments and NT$109 million (US$3 million) and nil, respectively, of impairment loss for property, plant and equipment. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

In determining whether any impairment charges were necessary as of December 31, 2005 and June 30, 2006, we have assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2005 and June 30, 2006, we estimate that our future cash flows, on an undiscounted basis, are greater than our long-lived assets of NT$20,420 million (US$632 million) as of December 31, 2005 and NT$25,997 million (US$804 million) as of June 30, 2006, respectively. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows decrease, those cash flows may be less than the reported amount of long-lived assets, and we may be required to recognize an impairment loss that would have significantly decreased our net income before taxes.

Convertible Notes

Under US GAAP, we are required to account for the conversion option in our 1.75% convertible senior notes due 2009, or the 2004 notes, as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock.” The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$311 million (US$10 million), is amortized using the effective interest method over the term of the 2004 notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining our net income under US GAAP. As of December 31, 2005 and June 30, 2006, the fair value of the embedded derivative liabilities amounted to NT$161 million (US$5 million) and NT$178 million (US$6 million), respectively, which resulted in a gain on embedded derivative liabilities of NT$150 million (US$5 million) and a loss on embedded derivative liabilities of NT$17 million (US$526 thousand), respectively. These gains and losses were taken into account when determining our net income under US GAAP for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

The fair value of the embedded derivative is determined using an option pricing model, which requires us to make various assumptions, including among others, the expected volatility of our stock over the life of the option and the expected life of the option. In determining these input assumptions, we consider historical trends and other relevant factors which may change from period to period. Because the option pricing model is sensitive to change in the input assumptions, different determinations of the required inputs may result in different fair value estimates of the options.

Share-Based Compensation

Under US GAAP, we are required to account for our employee share option plans under the fair-value-based method and to recognize share-based compensation arrangements as expenses in the consolidated statements of operations, in accordance with SFAS No. 123(R) “Share-Based Payments,” which became effective for the first interim period beginning after December 15, 2005. The determination of the fair value of our share options on the date of grant under the Black Scholes Option Pricing Model is affected by the price of our common shares and assumptions of a number of variables, including the risk-free interest rate, the expected life of the options, the estimated fair value of our common shares and the expected price volatility of our common shares over the term of the options. In the six months ended June 30, 2006, the share-based compensation expense amounted to NT$23 million (US$711 thousand), which was taken into account when determining our net income and shareholders’ equity under US GAAP for the six months ended June 30, 2006.

Prior to adopting SFAS No. 123(R), share-based compensation arrangements were accounted for under Accounting Principles Board Opinion No. 25, which utilized an intrinsic value approach to recognizing compensation expense. Under ROC GAAP, we continue to account for our share-based compensation arrangements under the intrinsic value method. For more information, see Notes 23 and 24h to our unaudited consolidated financial statements filed herewith.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of June 30, 2006, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$3,748 million (US$116 million), short-term loans of NT$7,204 million (US$223 million) available to us in undrawn facilities, which have expired or will expire between July 2006 and June 2007, and long-term loans of NT$7,663 million (US$237 million) available to us in undrawn facilities, which have expired or will expire before March 2008.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year Ended December 31,				Six Months Ended June 30, (unaudited)
	2003(1)	2004(2)	2005(3)	2005(3)	2005	2006	2006
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$1,932.1	$7,631.9	$5,917.5	$183.0	$3,091.6	$3,765.4	$116.5
Investing activities	(743.1)	(10,142.2)	(4,976.1)	(153.9)	(1,791.2)	(7,541.2)	(233.3)
Financing activities	(1,840.5)	5,697.0	(1,261.2)	(39.0)	(2,592.2)	2,925.4	90.5
Effect of exchange rate changes on cash	(105.1)	(68.5)	77.7	2.4	3.6	(8.9)	(0.3)

Net increase (decrease) in cash	$(756.6)	$3,118.2	$(242.1)	$(7.5)	$(1,288.2)	$(859.3)	$(26.6)

(1)	In 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan Inc., or ChipMOS Japan, ChipMOS U.S.A. Inc., or ChipMOS USA, ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.
(2)	From January 12 and 28, 2004, and April 1, 2004, onwards, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, ChipMOS Logic (which was merged into ThaiLin on December 1, 2005), Chantek (which was merged into ChipMOS Taiwan on November 21, 2005), Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was NT$3,765 million (US$116 million) in the six months ended June 30, 2006, compared to NT$3,092 million in the corresponding period in 2005. This increase was primarily the result of an increase in net income, which was NT$918 million (US$28 million) in the six months ended June 30, 2006 compared to NT$249 million in the corresponding period in 2005. The increase in net cash provided by operating activities was also due to an increase in depreciation expenses and an increase in accrued expenses and other liabilities. Depreciation expenses was NT$2,441 million (US$76 million) in the six months ended June 30, 2006, compared to NT$2,048 million in the corresponding period in 2005, primarily due to acquisition of additional property, plant and equipment. Accrued expenses and other liabilities increased by NT$816 million (US$25 million) in the six months ended June 30, 2006, compared to an increase of NT$427 million (US$13 million) in the corresponding period in 2005, primarily due to increased accruals for bonus payments. These increases in net cash provided by operating activities were partially offset by an increase in inventories of NT$226 million (US$7 million) in the six months ended June 30, 2006, compared to a decrease in inventories of NT$64 million in the corresponding period in 2005. The increase in inventories was mainly associated with the increase in our raw materials.

Net cash provided by operating activities totaled NT$5,918 million (US$183 million) in 2005, compared to NT$7,632 million in 2004. The decrease was primarily due to a decrease in net income of NT$928 million (US$29 million) in 2005 compared to a net income of NT$1,676 million in 2004, an increase in accounts receivable of NT$606 million (US$19 million) in 2005 as compared to an increase in accounts receivable of NT$392 million in 2004, partially offset by an increase in other payable of NT$48 million (US$1 million) in 2005 compared to a decrease of NT$587 million in 2004 and a decrease in other receivables of NT$5 million (US$155 thousand) in 2005 compared to NT$977 million in 2004. We also recorded lower minority interests of NT$718 million (US$22 million) in 2005 compared to NT$1,845 million in 2004. Our depreciation and amortization expenses increased to NT$4,339 million (US$134 million) in 2005 from NT$3,537 million in 2004, primarily due to our acquisition of additional property, plant and equipment in 2005.

Net cash provided by operating activities totaled NT$7,632 million in 2004, compared to NT$1,932 million in 2003. The increase in 2004 compared to 2003 was primarily due to net income of NT$1,676 million compared to net income of NT$482 million in 2003. Our accounts receivables with related parties and with third parties increased to NT$1,411 million and NT$1,926 million, respectively, as of December 31, 2004 compared to NT$1,342 million and NT$1,291 million, respectively, as of December 31, 2003. We recorded positive minority interests of NT$1,845 million in 2004 compared to NT$609 million in 2003. Our depreciation and amortization expenses increased to NT$3,537 million in 2004 from NT$2,715 million in 2003. The increase in depreciation and amortization in 2004 was primarily due to the acquisition of property, plant and equipment and the impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. and because we incurred less incremental depreciation expenses from the purchase of new equipment.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$7,541 million (US$233 million) in the six months ended June 30, 2006, compared to NT$1,791 million in the corresponding period in 2005. The increase in net cash used in investing activities was primarily the result of an increase in capital expenditures. Capital expenditures were NT$7,687 million (US$238 million) in the six months ended June 30, 2006, compared to NT$2,612 million in the corresponding period in 2005, primarily due to the acquisition of equipment required under our agreement with Spansion, as well as investments in capacity expansion for our testing and assembly services for DDR II DRAM and LCD and other flat-panel display driver semiconductors.

Net cash used in investing activities totaled NT$4,976 million (US$154 million) in 2005, compared to NT$10,142 million in 2004. The decrease in net cash used in investing activities primarily reflected a decrease of NT$2,646 million (US$82 million) in short-term investments in 2005 and the acquisition of NT$7,651 million (US$237 million) for property, plant and equipment in 2005 as compared to the acquisition of NT$8,236 million of property, plant and equipment in 2004.

Net cash used in investing activities totaled NT$10,142 million in 2004, compared to NT$743 million in 2003. Net cash used in investing activities in 2004 primarily reflected capital expenditures of NT$8,236 million in the acquisition of property, plant and equipment and an increase of NT$1,869 million in short-term investments.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities totaled NT$2,925 million (US$90 million) in the six months ended June 30, 2006, compared to net cash used in financing activities of NT$2,592 million in the corresponding period in 2005. Net cash provided by financing activities primarily reflected the proceeds of NT$2,772 million (US$86 million) from long-term loans, the proceeds of NT$204 million (US$6 million) from short-term bank loans and NT$98 million (US$3 million) from the issuance of common shares in connection with our employee share option plan, which were partially offset by NT$149 million (US$5 million) in repayments of commercial papers.

Net cash used in financing activities totaled NT$1,261 million (US$39 million) in 2005, compared to NT$5,697 million net cash provided by financing activities in 2004. Net cash used in financing activities primarily reflected NT$1,200 million (US$37 million) repayments on long-term bonds and NT$333 million (US$10 million) repayments on short-term bank loans, partially offset by proceeds from long-term loans of NT$318 million (US$10 million).

Net cash provided by financing activities totaled NT$5,697 million in 2004, compared to NT$1,841 million net cash used in 2003. Net cash provided by financing activities in 2004 primarily reflected net proceeds of NT$2,739 million from the issuance of convertible notes, borrowings of NT$2,725 million in long-term loans, partially offset by a NT$984 million repayment of bank loans, and net proceeds of NT$1,245 million from the issuance of stock.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2005 for the periods indicated:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year		2–3 years	4–5 years	More than 5 years
	NT$	NT$		NT$	NT$	NT$
	(in millions)
Long-term debt(1)	$10,016.8	$5,339.4	(3)	$3,216.1	$1,434.3	$27.0
Short-term loans(1)	626.5	626.5		—	—	—
Working capital loans	251.5	251.5		—	—	—
Other short-term obligations	375.0	375.0		—	—	—
Operating leases	274.5	21.7		45.5	44.2	163.1
Investment(2)	8,118.0	5,576.0		2,542.0	—	—
Total contractual cash obligations	$19,035.8	$11,563.6		$5,803.6	$1,478.5	$190.1

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2005 levels throughout all relevant periods.
(2)	Represents commitment to build a new facility in Shanghai Qingpu Industrial Zone and includes commitments under our agreement with Spansion.
(3)	Includes potential obligation in connection with the right of the holders of the 2004 notes to cause us to repurchase the 2004 notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase. If the holders of the 2004 notes do not exercise the right to cause the repurchase of the 2004 notes, the notes will continue to be due in 2009 subject to the terms and conditions of the notes.

In addition, the following table summarizes our other commercial commitments as of June 30, 2006 for the periods indicated:

Our Commerical Commitments	Total Amounts Committed	Amount of Committment Expiration Per Period
		Less than 1 year	2–3 years	4–5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Lines of credit	$2,343	$2,343	—	—	—
Total commercial commitments	$2,343	$2,343	—	—	—

Capital Resources

Capital expenditures in 2003 were funded by NT$1,932 million in cash flows from operations and an increase of NT$224 million in bank loans. Capital expenditures in 2004 were funded by NT$7,632 million in cash flows from operating activities and NT$5,697 million in cash flows from financing activities. Capital expenditures in 2005 were funded by NT$5,918 million (US$183 million) in cash flows from operations. Capital expenditures in the six months ended June 30, 2006 were funded by NT$3,765 million (US$116 million) in cash flows from operating activities and NT$2,925 million (US$90 million) from short-term and long-term loans.

We have budgeted capital expenditures of approximately US$420 million for 2006 and US$250 million for 2007. Our budgeted capital expenditures for 2006 include our currently anticipated capital expenditures to purchase equipment under our long-term customers agreements. In January and February, 2006, we obtained syndicated loan facilities of NT$6 billion (US$186 million) and NT$3 billion (US$93 million), respectively, from banks in Taiwan to fund part of the purchases required under our agreement with Spansion. We anticipate, subject to market conditions, issuing additional debt, convertible debt or equity securities and raising short- or long-term borrowings to fund our capital expenditures.

Our budgeted capital expenditures for 2006 also include capital expenditures by ChipMOS Shanghai for its planned expansion of its capacity, including equipment used to provide LCD and other flat-panel display driver semiconductor testing and assembly services. We currently expect to fund ChipMOS Shanghai’s remaining investment requirement through issuance of additional debt or equity securities and/or long-term borrowings.

As of June 30, 2006, we had long-term loans of NT$9,547 million (US$295 million) (including current portions of such long-term loans of NT$2,381 million (US$74 million)). As of June 30, 2006, NT$7,212 million (US$223 million) of our long-term loans were collateralized by equipment, NT$565 million (US$17 million) were collateralized by land and buildings and NT$28 million (US$866 thousand) were collateralized by time deposits:

•	NT$993 million (US$31 million) of these loans were floating rate loans (4.13% as of June 30, 2006) repayable quarterly from June 2004 to March 2008;

•	NT$857 million (US$27 million) of these loans were floating rate loans (4.89% as of June 30, 2006) repayable semi-annually from September 2004 to September 2007;

•	NT$1,000 million (US$31 million) of these loans were floating rate loans (3.88% as of June 30, 2006) repayable semi-annually from November 2006 to May 2010;

•	NT$500 million (US$15 million) of these loans were floating rate loans (3.365% as of June 30, 2006) repayable totally in September 2009;

•	NT$485 million (US$15 million) of these loans were floating rate loans (3.34% as of June 30, 2006) repayable quarterly from April 2005 to January 2011;

•	NT$214 million (US$7 million) of these loans were floating rate loans (5.015% as of June 30, 2006) repayable semi-annually from September 2004 to September 2007;

•	NT$219 million (US$7 million) of these loans were floating rate loans (3% as of June 30, 2006) repayable quarterly from February 2005 to November 2008;

•	NT$192 million (US$6 million) of these loans were floating rate loans (3.34% as of June 30, 2006) repayable quarterly from December 2003 to September 2008;

•	NT$90 million (US$3 million) of these loans were fixed rate loans (3.4% as of June 30, 2006) repayable quarterly from November 2004 to February 2007;

•	NT$101 million (US$3 million) of these loans were floating rate loans (3.745% as of June 30, 2006) repayable semi-annually from March 2005 to September 2006;

•	NT$69 million (US$2 million) of these loans were floating rate loans (4.11% as of June 30, 2006) repayable quarterly from December 2004 to September 2007;

•	NT$438 million (US$14 million) of these loans were fixed rate loans (4.69% as of June 30, 2006) repayable quarterly from February 2006 to November 2009;

•	NT$396 million (US$12 million) of these loans were floating rate loans (3.37% as of June 30, 2006) repayable quarterly from March 2006 to December 2010;

•	NT$500 million (US$15 million) of these loans were floating rate loans (3.515% as of June 30, 2006) repayable totally in April 2008;

•	NT$200 million (US$6 million) of these loans were fixed rate loans (2.89% as of June 30, 2006) repayable totally in April 2009;

•	NT$2,800 million (US$87 million) of these loans were floating rate loans (3.03% as of June 30, 2006) repayable semi-annually from April 2008 to April 2011;

•	NT$200 million (US$6 million) of these loans were fixed rate loans (3.20% as of June 30, 2006) repayable quarterly from July 2006 to April 2008;

•	NT$200 million (US$6 million) of these loans were floating rate loans (3.1% as of June 30, 2006) repayable quarterly from September 2007 to June 2009;

•	US$2 million (NT$65 million) of these loans were floating rate loans (6.19063% as of June 30, 2006) repayable quarterly from September 2008 to June 2009; and

•	NT$26 million (US$804 thousand) of these loans were a fixed rate industrial research and development advancement loan (1% as of June 30, 2006) repayable quarterly from January 2006 to April 2010.

Our long-term loans also include a NT$2 million (US$62 thousand) interest-free research and development subsidy from the ROC Industrial Development Bureau for developing known-good-die solutions and COF assembly and testing technology, which is repayable quarterly from July 2003 to July 2006. As of June 30, 2006, no additional credit under this loan was available as the credit line expired upon completion of the research project. ChipMOS Taiwan is obligated to pay a maximum of NT$5 million (US$155 thousand) or 2% of sales of products developed for three years after completing the project. ChipMOS Taiwan paid NT$5 million to the ROC Industrial Development Bureau in 2004.

Other than the NT$2 million interest-free research and development subsidy and the NT$26 million fixed rate industrial research and development advancement loan, all of our outstanding long-term loans as of June 30, 2006 were drawdowns under various bank loans and syndicated loan facilities. As of June 30, 2006, we had entered into the following syndicated loan facilities:

•	On July 24, 2002, we obtained a syndicated loan facility in the amount of NT$2,500 million from a group of financial institutions for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. This loan facility was fully drawn. Under this loan facility, ChipMOS Taiwan is required to ensure that we and Siliconware Precision collectively maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operations. As of June 30, 2006, we and Siliconware Precision have 99.2% of direct ownership in ChipMOS Taiwan and have control over its operations.

•	On March 21, 2003, we obtained a syndicated loan facility in the amount of NT$1,000 million. This loan facility is separated into two parts with its respective term of seven years and five years. This loan facility is secured by ThaiLin’s facilities and the testing equipment at Chupei. This loan facility was fully drawn.

•	On December 31, 2003, we obtained a syndicated loan facility in the amount of NT$2,000 million from a group of financial institutions for a term of four years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of June 30, 2006, this loan facility was fully drawn.

•	On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. This loan facility was fully drawn.

•	On June 7, 2005, we obtained a syndicated loan facility in the amount of NT$1,000 million (US$31 million) for a term of four years. This loan facility is secured by our facilities at the Hsinchu Science Park. As of June 30, 2006, this loan facility was fully drawn.

•	In January 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6 billion (US$186 million) for a term of five years. This loan facility is secured by our facilities at the Hsinchu Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of June 30, 2006, NT$2.8 billion (US$87 million) was drawn under this loan facility.

•	In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3 billion (US$93 million) for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. As of June 30, 2006, no amount was drawn under this loan facility. As of August 31, 2006, NT$153 million (US$5 million) was drawn under this loan facility.

On November 3, 2004, we issued US$85 million of the 2004 notes. The 2004 notes bear interest at 1.75% per annum. The noteholders may convert any outstanding notes into our common shares at the conversion price of US$6.28 per share (adjusted down from the initial conversion price of US$7.85 per share). For a discussion of the accounting for the conversion feature of the convertible notes under US GAAP, see “— Critical Accounting Policies — Convertible Notes” and “— US GAAP Reconciliation.” The holders of the 2004 notes have the right to cause ChipMOS Bermuda to repurchase the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase.

In addition, if certain fundamental changes occur, the holders of the 2004 notes have the right to require us to purchase the notes at a repurchase price equal to 100% of the principal amount plus any accrued and unpaid interest on those notes to, but excluding, the repurchase date. Generally, a “fundamental change” will be deemed to have occurred if:

•	any “person” other than us and our subsidiaries is or becomes the beneficial owner of more than 50% of our common shares;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors cease for any reason to constitute a majority of our board of directors then in office;

•	the termination of trading of our common shares; or

•	certain mergers or consolidation involving us or the sale of all or substantially all of our assets. The holders of the 2004 notes have the right to require us to repurchase notes upon the occurrence of a fundamental change, subject to a number of exceptions, including a trading price exception pursuant to which the repurchase right will not be exercisable if the trading price of our common shares exceeds a certain percentage of the conversion price.

The 2004 notes also limit our ability to make repurchases of our common shares or declare dividends on our common shares, unless we adjust the conversion price of the 2004 notes as required pursuant to the indenture.

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain a current assets to current liabilities ratio above 1 : 1;

•	maintain total indebtedness to shareholders’ equity (excluding goodwill and other intangible assets) ratio below 1.2 : 1;

•	maintain total indebtedness to shareholders’ equity ratio below 1 : 1;

•	maintain the earnings before interest, taxes, depreciation and amortization to gross interest expense ratio above 2.5 : 1; and

•	maintain a guaranteed to issued capital ratio below 1 : 2.

As of June 30, 2006, we were in compliance with our financial covenants.

In August 2004, ThaiLin issued NT$1,000 million secured convertible bonds due August 3, 2009, and ChipMOS Taiwan purchased bonds in an amount of NT$100 million in that offering to maintain its percentage ownership in ThaiLin. The syndicated loan among ThaiLin, Hsinchu International Bank and a group of financial institutions, or the Financial Institutions, dated June 9, 2004, pursuant to which the Financial Institutions guaranteed the NT$1,000 million convertible bonds issued by ThaiLin in August 2004, provides that ThaiLin obtain the approval of the Financial Institutions in respect of any material investment plan not within the course of normal business operation (including any plan of purchase or disposal of the assets) of ThaiLin. All of the secured convertible bonds were converted into ThaiLin common shares.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of June 30, 2006 :

	(in millions)
During 2006	NT$	1,259	US$	39
During 2007		2,251		69
During 2008		2,353		73
During 2009		2,160		67
During 2010 and onwards		1,524		47

	NT$	9,547	US$	295

As of June 30, 2006, certain of our land and buildings (including land-use rights) and machinery with an aggregate net book value of NT$11,764 million (US$364 million) and time deposits in the aggregate amount of NT$55 million (US$2 million) were pledged as collateral in connection with our long-term and short-term borrowings. Approximately 45% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term and short-term loans.

Our unused credit lines for short-term loans as of June 30, 2006, totalled NT$7,204 million (US$223 million), which have expired or will expire between July 2006 and June 2007. As of June 30, 2006, we had available undrawn long-term credit facilities totaling NT$7,663 million (US$237 million).

As of June 30, 2006, we had short-term working capital loans of NT$313 million (US$10 million) with rates between 1.95% and 6.04%, which are due between July 2006 and June 2007. We also had credit loans for imports of machinery in the total amount of NT$23 million (US$711 thousand), which are due on or before December 2006, and loans for export in the total amount of NT$337 million (US$10 million), which were due in July 2006.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of June 2007, other than our commitments to invest in ChipMOS Shanghai, a wholly owned subsidiary of our controlled consolidated subsidiary, Modern Mind, and our potential obligation to repurchase the 2004 notes on November 3, 2006. In order to meet ChipMOS Shanghai’s investment commitments and our potential repurchase obligation, we may borrow additional amounts and issue additional debt or equity securities.

From time to time, we evaluate possible investment, acquisition and joint venture opportunities in Taiwan, Mainland China and elsewhere and may, if a suitable opportunity arises, acquire additional capacity by making an investment or acquisition at an attractive price. We may finance these expenditures from cash flow from operations, amounts available under existing credit facilities, additional borrowing and the issuance of securities.

Off-Balance Sheet Arrangements

As of June 30, 2006, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	As of and for the year ended December 31,				As of and for the six months ended June 30, (unaudited)
	2003	2004	2005	2005	2005	2006	2006
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions)
Net income in accordance with:
ROC GAAP	$482.4	$1,675.9	$928.2	$28.7	$248.6	$918.0	$28.4
US GAAP	485.3	1,665.5	805.4	24.9	267.8	996.9	30.8
Total assets in accordance with:
ROC GAAP	19,665.7	31,545.1	31,758.0	982.3	29,255.2	36,925.1	1,142.1
US GAAP	19,633.5	31,521.7	31,653.6	979.1	29,205.0	36,815.2	1,138.7
Shareholders’ equity in accordance with:
ROC GAAP	7,248.2	10,160.6	11,213.8	346.8	10,414.0	12,295.9	380.3
US GAAP	7,221.3	10,132.6	11,084.7	342.9	10,421.5	12,263.1	379.3

Note 27 to our audited financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2005, which was filed with the SEC on May 10, 2006 and Note 23 to our unaudited consolidated financial statements filed herewith describe the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income as reported under ROC GAAP relate to, among other things, accrual for bonuses to employees, directors and supervisors, reversal of goodwill amortization, stock bonus and impairment loss on long-term investment.

Under the recently adopted Statement of Financial Accounting Standard No. 123(R) “Share-Based Payments” by the Financial Accounting Standards Board and Staff Accounting Bulletin 107 “Share-Based Payments” by the SEC, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The new standards became effective for the first interim period beginning after December 15, 2005. For more information, see “— Critical Accounting Policies — Share-Based Compensation” and Notes 23 and 24h to our unaudited consolidated financial statements included herewith.

Under Statement of Financial Accounting Standard No. 133 “Accounting For Derivative Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock,” we are required to bifurcate and separately account for the conversion feature of the 2004 notes as embedded derivatives contained in the 2004 notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. The change in fair value for embedded derivative liabilities for the conversion feature for the six months ended June 30, 2006 under US GAAP was approximately NT$17 million (US$526 thousand) and the resulting net income for the six months ended June 30, 2006 under US GAAP was approximately NT$997 million (US$31 million). For more information, see Notes 27r and 28j to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2005, which was filed with the SEC on May 10, 2006 and Note 24i to our unaudited consolidated financial statements filed herewith.

Taxation

ChipMOS Taiwan was granted a Republic of China income tax exemption for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002. The tax exemption relating to the expansion of production capacity in 2000 expired on December 31, 2005, and has resulted in tax savings for ChipMOS Taiwan of approximately NT$34 million in 2003, approximately NT$198 million in 2004 and approximately NT$158 million (US$5 million) in 2005.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of up to 35% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 20% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2003, 2004 and 2005, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$83 million, NT$455 million and NT$135 million, respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which will expire on December 31, 2009. It has resulted in tax savings for ThaiLin of nil in 2003, nil in 2004 and approximately NT$39 million (US$1 million) in 2005.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 20% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2003, 2004 and 2005, tax credits resulted in tax savings for ThaiLin of nil, approximately NT$20 million and approximately NT$84 million (US$3 million), respectively.

Net income generated by ChipMOS Taiwan and ThaiLin after January 1, 1998, which is not distributed in the year following the year the income was generated, is subject to income tax at the rate of 10%. If that net income is subsequently distributed, the income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders, who are not individuals or entities of the Republic of China (for taxation purposes), in connection with the distribution.

The ROC government enacted the ROC Alternative Minimum Tax Act, or AMT Act, which became effective on January 1, 2006. The alternative minimum tax, or AMT, imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. ChipMOS Taiwan and ThaiLin currently believe that the expected effects of the AMT on their tax expenses in 2006 will not be significant.

In accordance with the relevant tax rules and regulations of the PRC, ChipMOS Shanghai is entitled to an income tax exemption starting from the first profit making year, with a full exemption available for the first two years and a 50% exemption available for three additional years thereafter. As the first profit-making year for ChipMOS Shanghai was 2004, the profits made in the years 2004 and 2005 were fully exempt, and the profits made in the years 2006 through 2008 were subject to a 50% tax exemption. Any tax losses can only be carried forward for five years.

Quantitative and Qualitative Disclosure about Market Risk

Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative, purposes.

Interest Rate Risks

As of June 30, 2006, we had aggregate debt outstanding of NT$12,949 million (US$401 million), which was incurred primarily for capital expenditures and general operating expenses. Of our outstanding debt, 71.4% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 3.7% as of June 30, 2006. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$92 million (US$3 million) based on our outstanding indebtedness as of June 30, 2006.

ChipMOS Taiwan had entered into five interest rate swap agreements in 2004 and 2005. On October 4, 2005, ChipMOS Taiwan terminated the swap with a notional amount of NT$300 million, which was entered into on October 13, 2004, and entered into two interest rate swap agreements each with a notional amount of NT$100 million, which were terminated on November 8, 2005 and December 5, 2005, respectively. On November 2, 2005, ChipMOS Taiwan entered into an interest rate swap agreement with a notional amount of NT$200 million, which was terminated on November 4, 2005. On November 4, 2005, the swap with a notional amount of NT$500 million, which was entered into on July 28, 2004, was also terminated. For these swaps, the difference in interest rates is calculated quarterly and credited or charged in the current period. In 2004 and 2005, we recognized as NT$151 thousand of non-operating income and NT$11 million (US$340 thousand) of non-operating expense, respectively, as a result of the swaps. We and ChipMOS Taiwan did not enter into interest rate swap agreements in 2003 or the six months ended June 30, 2006. As of June 30, 2006, ChipMOS Taiwan had no interest rate swap agreements outstanding.

Foreign Currency Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements in respect of the NT dollar, the Japanese yen and the US dollar. As of June 30, 2006, 24% of our accounts receivable are denominated in US dollars and Japanese yen, and 36% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average depreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$90 million (US$3 million) based on our outstanding assets and liabilities denominated in foreign currencies as of June 30, 2006. As of December 31, 2003, 2004 and 2005 and June 30, 2006, we had no outstanding forward exchange or foreign currency option contracts. Our net gains on forward exchange contracts were NT$0, NT$5 million, NT$2 million (US$62 thousand) and NT$2 million (US$62 thousand) in 2003, 2004, 2005 and the six months ended June 30, 2006, respectively.

See Note 25 of our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2005, which was filed with the SEC on May 10, 2006 for additional information on these derivative transactions.

EXHIBIT 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

Unaudited Consolidated Financial Statements

As of June 30, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

December 31, 2005 and June 30, 2006 (Notes 1 and 14)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,607,003	3,747,766	115,922
Restricted cash and cash equivalents (Note 18)	169,309	135,269	4,184
Financial assets at fair value through profit and loss (Notes 2, 4 and 17)	186,136	203,299	6,288
Notes receivable — third parties	30,580	24,527	759
Accounts receivable — net of allowance for doubtful receivables and sales return allowances of NT$383,025 as of December 31, 2005 and NT$379,467 as of June 30, 2006 (Note 5)
Related parties (Note 17)	1,418,422	1,589,805	49,174
Third parties	2,525,864	2,676,221	82,778
Other receivables — net of allowance for doubtful receivables and sales return allowances of NT$18,274 as of December 31, 2005 and NT$18,274 as of June 30, 2006 (Note 5)
Related parties (Note 17)	4,343	3,528	109
Third parties	161,894	170,396	5,271
Inventories — net (Note 6)	627,471	853,466	26,399
Deferred income tax — net (Note 15)	239,202	141,499	4,377
Prepaid expenses and other current assets	76,689	130,264	4,029

Total Current Assets	10,046,913	9,676,040	299,290

LONG-TERM INVESTMENTS (Notes 2 and 7)	404,124	346,000	10,702

PROPERTY, PLANT AND EQUIPMENT — NET (Notes 8, 9 and 12)
Cost
Land	530,862	530,862	16,420
Buildings and auxiliary equipment	5,301,797	5,635,852	174,323
Machinery and equipment	24,632,692	30,426,401	941,120
Furniture and fixtures	831,579	890,221	27,535
Transportation equipment	36,951	34,212	1,058
Tools	1,431,778	1,714,593	53,034
Leasehold improvements	4,085	5,645	175

Total cost	32,769,744	39,237,786	1,213,665
Accumulated depreciation	(15,781,157)	(17,592,969)	(544,169)
Accumulated impairment	(109,275)	(109,275)	(3,380)
Construction in progress and advance payments	3,540,754	4,461,708	138,005

Net Property, Plant and Equipment	20,420,066	25,997,250	804,121

INTANGIBLE ASSETS — NET	327,100	374,163	11,573

OTHER ASSETS
Restricted cash and cash equivalents (Note 18)	29,356	29,633	917
Employee dormitory buildings — net of accumulated depreciation of NT$83,834 as of December 31, 2005 and NT$96,376 as of June 30, 2006	343,398	340,384	10,528
Refundable deposits	18,290	22,815	706
Goodwill	127,567	128,455	3,973
Others	41,216	10,400	322

Total Other Assets	559,827	531,687	16,446

TOTAL ASSETS	31,758,030	36,925,140	1,142,132

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

December 31, 2005 and June 30, 2006 (Notes 1 and 14)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$ (Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans (Note 9)	467,834	672,832	20,811
Commercial paper payable	149,413	—	—
Current portion of long-term loans (Note 12)	2,300,916	2,381,294	73,656
Convertible notes (Note 11)	2,769,288	2,728,823	84,405
Deferred credit	3,541	3,524	109
Notes payable	3,927	—	—
Accounts payable	728,709	577,392	17,859
Other payables
Related parties (Note 17)	1,236	350	11
Third parties	404,947	444,567	13,751
Income tax payable	87,644	118,012	3,650
Payables to contractors and equipment suppliers	465,918	969,200	29,978
Accrued expenses and other current liabilities (Note 10)	474,126	1,295,865	40,083

Total Current Liabilities	7,857,499	9,191,859	284,313

LONG-TERM LIABILITIES
Long-term loans (Note 12)	4,433,851	7,166,206	221,658

Total Long-Term Liabilities	4,433,851	7,166,206	221,658

OTHER LIABILITIES
Deferred income tax — net (Note 15)	92,628	82,586	2,554
Deferred credit	198,995	197,783	6,118
Accrued pension cost (Note 13)	81,658	66,845	2,068
Guarantee deposits	1,438	2,239	69

Total Other Liabilities	374,719	349,453	10,809

Total Liabilities	12,666,069	16,707,518	516,780

MINORITY INTERESTS	7,878,123	7,921,686	245,026

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY (Notes 2 and 14)
Capital stock NT$0.3279 (US$0.01) par value
Authorized 250,000 thousand common shares and 75,000 thousand preferred shares (2005: 250,000 thousand common shares and 75,000 preferred shares)
Issued 68,704 thousand common shares (2005: 67,762 thousand common shares)	22,226	22,529	697
Capital surplus	8,917,043	9,112,216	281,850
Option warrants	104,015	83,690	2,589
Deferred compensation	(18,806)	(11,062)	(342)
Retained earnings	2,200,809	3,118,777	96,467
Unrealized loss on financial instruments	(1,178)	(1,178)	(37)
Cumulative translation adjustments	(10,271)	(29,036)	(898)

Total Shareholders’ Equity	11,213,838	12,295,936	380,326

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,758,030	36,925,140	1,142,132

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2005 and 2006 (Notes 1 and 14)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$ (Note 3)
NET REVENUE (Notes 17 and 22)
Related parties	2,414,481	2,445,354	75,637
Third parties	4,680,285	6,696,462	207,129

Total Net Revenues	7,094,766	9,141,816	282,766

COST OF REVENUE (Note 22)
Related parties	1,675,692	2,014,874	62,322
Third parties	3,787,313	4,390,005	135,787

Total Cost of Revenue	5,463,005	6,404,879	198,109

GROSS PROFIT (Note 22)	1,631,761	2,736,937	84,657

OPERATING EXPENSES (Note 17)
Research and development	122,809	130,161	4,026
General and administrative	341,090	375,720	11,621
Sales and marketing	50,108	52,552	1,626

Total Operating Expenses	514,007	558,433	17,273

INCOME FROM OPERATIONS	1,117,754	2,178,504	67,384

NON-OPERATING INCOME
Rental (Note 17)	12,724	11,273	349
Interest	33,897	31,402	971
Cash dividend from financial assets at fair value through profit and loss	11,749	—	—
Recovery of allowance for loss on financial assets at fair value through profit and loss (Note 4)	102,123	13,886	430
Subsidy income	6,869	1,500	46
Gain on disposal of property, plant and equipment	21,125	17,116	529
Gain on disposal of financial assets at fair value through profit and loss	—	59	2
Recovery of allowance for loss on Inventories (Note 6)	20,396	—	—
Gain on disposal of long-term investment	—	630	19
Foreign exchange gain — net	32,351	40,920	1,266
Claim received	21,000	—	—
Others	41,279	39,070	1,209

Total Non-Operating Income	303,513	155,856	4,821

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2005 and 2006 (Notes 1 and 14)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$ (Note 3)
NON-OPERATING EXPENSES
Interest	129,423	122,767	3,797
Investment loss recognized by equity method (Notes 2 and 7)	101,954	16,130	499
Financing cost	15,074	16,760	519
Loss on disposal of property, plant and equipment	3,094	104	3
Loss on sales of financial assets at fair value through profit and loss	47,927	—	—
Loss on disposal of a subsidiary	2,603	—	—
Impairment loss for long-term investments (Note 7)	164,865	41,650	1,288
Impairment loss for property, plant and equipment	126,252	—	—
Capital reduction loss for long-term investments (Note 7)	4,854	—	—
Others	35,236	19,415	601

Total Non-Operating Expenses	631,282	216,826	6,707

INCOME BEFORE INCOME TAX, MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	789,985	2,117,534	65,498
INCOME TAX EXPENSE (Note 15)	55,304	289,375	8,951

INCOME BEFORE MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	734,681	1,828,159	56,547
MINORITY INTERESTS	(358,964)	(764,012)	(23,632)
INTEREST IN BONUSES PAID BY SUBSIDIARIES	(127,076)	(149,456)	(4,623)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	—	3,277	102

NET INCOME	248,641	917,968	28,394

EARNINGS PER SHARE — BASIC (Note 16)	3.69	13.46	0.42

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — BASIC (Note 16)	67,412	68,213	68,213

EARNINGS PER SHARE — DILUTED (Note 16)	3.42	11.24	0.35

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — DILUTED (Note 16)	79,503	83,803	83,803

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2006 (Notes 1 and 14)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	OPTION WARRANTS	DEFERRED COMPENSATION	RETAINED EARNINGS	UNREALIZED LOSS ON FINANCIAL INSTRUMENTS	CUMULATIVE TRANSLATION ADJUSTMENTS	TOTAL SHAREHOLDERS’ EQUITY
	Shares (Thousands)	Amount
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2006	67,762	22,226	8,917,043	104,015	(18,806)	2,200,809	(1,178)	(10,271)	11,213,838
Exercise of stock options	942	303	97,974	—	—	—	—	—	98,277
Forfeiture of option warrants	—	—	—	(20,325)	7,744	—	—	—	(12,581)
Adjustment arising from change in ownership percentage in subsidiaries	—	—	80,952	—	—	—	—	—	80,952
Net profit for the period	—	—	—	—	—	917,968	—	—	917,968
Adjustment of equity method for long-term investments	—	—	16,247	—	—	—	—	—	16,247
Translation adjustments	—	—	—	—	—	—	—	(18,765)	(18,765)

BALANCE, JUNE 30, 2006	68,704	22,529	9,112,216	83,690	(11,062)	3,118,777	(1,178)	(29,036)	12,295,936

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2005 and 2006 (Notes 1 and 14)

(In Thousands of New Taiwan and U.S. Dollars)

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	248,641	917,968	28,394
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,048,367	2,440,977	75,502
Amortization	53,473	34,642	1,072
Allowance for doubtful receivables	3,090	13,304	412
Recovery of allowance for doubtful receivables	—	(16,862)	(522)
Deferred compensation	12,772	(12,581)	(389)
Gain on disposal of property, plant and equipment — net	(18,016)	(17,012)	(526)
Investment loss recognized by equity method	101,954	16,130	499
Loss on disposal of a subsidiary	2,603	—	—
Gain on disposal of long-term investment	—	(630)	(19)
Impairment loss for long-term investments	164,865	41,650	1,288
Impairment loss for property, plant and equipment	126,252	—	—
Capital reduction loss for long-term investments	4,854	—	—
Accrued pension cost	22,487	(14,813)	(458)
Deferred income tax — net	(90,775)	87,379	2,703
Minority interests	201,256	139,874	4,326
Changes in operating assets and liabilities
Notes receivable	30,276	6,053	187
Accounts receivable	(275,177)	(318,675)	(9,857)
Other receivables	137,242	(7,686)	(238)
Inventories	63,798	(226,296)	(7,000)
Prepaid expenses and other current assets	(33,751)	(53,602)	(1,658)
Other assets	(41,139)	(896)	(28)
Notes payable	(43,097)	(3,927)	(121)
Accounts payable	(65,287)	(148,441)	(4,591)
Other payables	(30,621)	42,757	1,323
Income tax payable	40,206	30,368	939
Accrued expenses and other liabilities	427,412	816,093	25,242
Deferred credit	(40)	(381)	(12)

Net Cash Provided by Operating Activities	3,091,645	3,765,393	116,468

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	(4,596)	33,248	1,028
Decrease (increase) in financial assets at fair value through profit and loss	848,680	(17,163)	(531)
Proceeds from sales of property, plant and equipment	145,656	197,074	6,096
Proceeds from sales of long-term investments	—	630	19
Proceeds from sales of intangible assets	—	1,021	32
Cash inflow from disposal of a subsidiary (Note 19a)	17,081	—	—
Acquisitions of:
Long-term investments	(116,400)	—	—
Property, plant and equipment	(2,611,984)	(7,686,897)	(237,764)
Intangible assets	(5,147)	(61,655)	(1,907)
Employee dormitory building	(67,587)	(2,900)	(90)
Decrease (increase) in refundable deposits	3,131	(4,525)	(140)

Net Cash Used in Investing Activities	(1,791,166)	(7,541,167)	(233,257)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2005 and 2006 (Notes 1 and 14)

(In Thousands of New Taiwan and U.S. Dollars)

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(450,858)	—	—
Commercial paper payable	—	(149,413)	(4,621)
Long-term loans	(606,638)	—	—
Convertible notes	(330,468)	—	—
Long-term bonds payable	(1,200,000)	—	—
Treasury stock	(27,162)	—	—
Proceeds from:
Bank loans	—	204,041	6,311
Long-term loans	—	2,771,721	85,732
Issuance of capital stock	22,857	98,277	3,040
Increase (decrease) in guarantee deposits	65	801	25

Net Cash Provided by (Used in) Financing Activities	(2,592,204)	2,925,427	90,487

EFFECT OF EXCHANGE RATE CHANGES ON CASH	3,575	(8,890)	(275)

Net Decrease in Cash and cash equivalents	(1,288,150)	(859,237)	(26,577)
Cash and cash equivalents, beginning of the period	4,849,146	4,607,003	142,499

Cash and cash equivalents, end of the period	3,560,996	3,747,766	115,922

SUPPLEMENTAL INFORMATION
Income tax paid	103,095	171,313	5,299

Interest paid	169,695	77,487	2,397

NON CASH FINANCING ACTIVITIES
Current portion of long-term loans	1,867,035	2,381,294	73,656

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	2,409,523	8,190,179	253,331
Decrease/(increase) in payables to contractors and equipment suppliers	202,461	(503,282)	(15,567)

	2,611,984	7,686,897	237,764

The accompanying notes are an integral part of the unaudited consolidated financial statements.

1. ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ National Market since June 2001. As of June 30, 2006, ChipMOS Bermuda was 27.95% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investments Limited and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. (Mou-Fu). As of June 30, 2006, ChipMOS Bermuda owned 70.41% (December 31, 2005: 69.85%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) and Siliconware Precision Industries Co. Ltd. (SPIL) owned 28.76% (December 31, 2005: 28.53%).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as minority interest in the historical financial statements. MVI participated in the restructuring and share exchange described above and SPIL did not. On November 21, 2005, CHANTEK ELECTRONIC CO., LTD. (CHANTEK), a subsidiary of ChipMOS Taiwan since April 1, 2004, merged into ChipMOS Taiwan pursuant to the merger agreement entered into between ChipMOS Taiwan and CHANTEK in June 2005. CHANTEK stock was exchanged for ChipMOS Taiwan stock at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan issued 6,215 thousand shares to CHANTEK shareholders, reducing ChipMOS Bermuda and SPIL’s interests in ChipMOS Taiwan from 70.34% and 28.73% to 69.85% and 28.53%, respectively. As of June 30, 2006, ChipMOS Bermuda owned 70.41% of ChipMOS Taiwan.

ThaiLin Semiconductor Corp. (ThaiLin) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. On December 1, 2005, ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) merged into ThaiLin pursuant to the merger agreement entered into between ChipMOS Logic and ThaiLin in August 2005. ChipMOS Logic stock was exchanged for ThaiLin stock at the ratio of 2.8 to 1. As of June 30, 2006, ChipMOS Taiwan held a 34.47% equity interest in ThaiLin.

CHANTEK was incorporated in Taiwan in May 1989, and was listed on the GreTai Securities Market in Taiwan until it was merged into ChipMOS Taiwan. CHANTEK provided semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. On April 1, 2004, PlusMOS Technologies Inc. (PlusMOS) was merged into CHANTEK in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of CHANTEK in exchange for one common share of PlusMOS. Upon consummation of this merger, ChipMOS Taiwan became the controlling shareholder of CHANTEK and consolidated CHANTEK since then. ChipMOS Taiwan increased its ownership in CHANTEK during 2004 and held a 68.04% interest as of December 31, 2004. On November 21, 2005, CHANTEK merged into ChipMOS Taiwan (see above).

ChipMOS Logic was incorporated in Taiwan on January 28, 2004, with ChipMOS Taiwan holding a 62.5 % interest and ThaiLin holding a 37.5% interest. On March 29, 2004, ChipMOS Logic issued additional shares to institutional investors. As a result, ChipMOS Taiwan’s interest in ChipMOS Logic was diluted to 44.44% and ThaiLin’s interest was diluted to 26.67%. ChipMOS Logic was engaged in logic testing services. On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. As of December 31, 2004, ChipMOS Taiwan and ThaiLin owned approximately 56.10% and 24.62%, respectively, of ChipMOS Logic. On December 1, 2005, ChipMOS Logic merged into ThaiLin (see above).

As of June 30, 2006, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA).

ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. These two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.

ChipMOS Bermuda also controls both MODERN MIND TECHNOLOGY LIMITED (Modern Mind) and its 100% subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (ChipMOS Shanghai) and enjoys the primary beneficial interest in Modern Mind and ChipMOS Shanghai. For this reason Modern Mind and ChipMOS Shanghai have been consolidated into these financial statements in spite of the fact that ChipMOS Bermuda does not hold an equity interest in Modern Mind.

Modern Mind was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS Shanghai. ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (Jesper) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. Accordingly, ChipMOS Bermuda is deemed to have a controlling interest in Modern Mind.

ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, was incorporated in Mainland China on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003.

ChipMOS TECHNOLOGIES (H.K.) Limited (ChipMOS HK) was incorporated in Hong Kong on November 18, 2002. It is engaged in financial management and marketing and sales. ChipMOS HK is a wholly-owned subsidiary of ChipMOS Bermuda.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited interim consolidated financial statements as of June 30, 2006 and for the six months then ended (interim financial statements) include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Statement of Financial Accounting Standards (“SFAS No. 7”). All significant intercompany accounts and transactions have been eliminated.

The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis. These interim financial statements do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the ROC and should be read in conjunction with the audited financial statements of the Company as of December 31, 2005 and for the year then ended, including the notes thereto. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary in order to fairly present the interim financial information have been included.

Adoption of new and revised ROC SFAS

(a)	SFAS No. 34 “Financial Instruments: Recognition and Measurement” and 36 “Financial Instruments: Disclosure and Presentation”

The Company begins to apply ROC SFAS No. 34 and 36 from January 1, 2006. In prior years, short-term investments (now referred to as financial assets at fair value through profit and loss) were stated at the lower of cost or market value.

Starting from January 1, 2006, financial assets are categorized into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity financial assets, and financial assets carried at cost, etc. Financial assets are initially recognized at fair value. The transaction costs directly attributable to the acquisition of financial assets at fair value through profit and loss shall be expensed as incurred, whereas for others shall be included in the original costs.

Financial assets at fair value through profit or loss include investments for trading purpose and those designated as financial assets reported at fair value, with the subsequent changes in fair value recognized in earnings.

Available-for-sale financial assets are carried at fair value, with the subsequent changes in fair value reported as a separate component of shareholders’ equity. If there is objective evidence indicating that impairment has occurred, the unrealized losses relating to the decline in fair value are recorded in earnings. For equity securities, the subsequent reversal of impairment loss shall be recorded as an adjustment of shareholders’ equity; for debt securities, the adjustment shall be recognized in earnings, provided that the reversal is related to the event which occurred after the impairment loss was recognized.

Held-to-maturity financial assets are carried at amortized cost. If there is objective evidence indicating that impairment has occurred, the impairment losses are recognized in the statement of operations. The subsequent reversal of impairment loss shall be recognized in earnings to the extent of the amortized cost, provided that the reversal is related to the event which occurred after the impairment loss was recognized.

Investments that do not have a quoted market price in an active market and their fair value cannot be readily determinable are carried at original cost. The recognized impairment loss cannot be reversed subsequently.

This change in accounting principles has resulted in a credit of NT$3,277 thousand to net income for the six months ended June 30, 2006, from the restatement of the fair value of financial assets at fair value through profit and loss as of January 1, 2006.

(b)	SFAS No. 5 “Long-term Investments Under Equity Method” and 25 “Business Combinations”

SFAS No. 5 and 25 were revised on December 22, 2005 and became effective for accounting periods beginning on or after January 1, 2006.

Effective January 1, 2006, pursuant to the revised SFAS No. 5 “Long-term Investments in Equity Securities”, the existing difference between the cost of investment and the Company’s share of the investee’s net equity treated as either goodwill or deferred credit, is no longer amortized. The future difference shall be allocated to the related assets according to the method applied to identify net assets at the process of acquisition in accordance with SFAS No. 25 “Business Combination”.

3. TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006, which was NT$32.33 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Stock	153,303	170,351	5,269
Open-ended funds	32,833	32,948	1,019

Fair value	186,136	203,299	6,288

The fair value of open-ended funds is based on the market price at year/period-end.

During the six months ended June 30, 2005, ChipMOS Taiwan sold part of its investments in common stock of MVI and ProMOS at a loss of NT$68,402 thousand and a gain of NT$907 thousand, respectively, and ChipMOS Logic sold its investment in common stock of SPIL at a gain of NT$4,148 thousand.

As of June 30, 2006, ChipMOS Taiwan held 2,069 thousand (December 31, 2005: 2,069 thousand) shares of common stock of MVI and 701 thousand (December 31, 2005: 701 thousand) shares of common stock of ProMOS. (See also Note 17 Related Party Transactions)

5. ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Balance, beginning of year/period	292,051	401,299	12,413
Additions	109,248	13,304	412
Write offs	—	(16,862)	(522)

Balance, end of year/period	401,299	397,741	12,303

6. INVENTORIES — NET

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Finished goods	72,019	56,127	1,736
Work in progress	209,192	205,266	6,349
Raw materials	439,953	674,507	20,863

	721,164	935,900	28,948
Less — allowance for losses	(93,693)	(82,434)	(2,549)

	627,471	853,466	26,399

The changes in the inventory valuation allowances are summarized as follows:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Balance, beginning of year/period	111,074	93,693	2,898
Additions	57,200	354	11
Reversals	(74,581)	(11,613)	(360)

Balance, end of year/period	93,693	82,434	2,549

7. LONG-TERM INVESTMENTS

	December 31, 2005 (Audited)		June 30, 2006 (Unaudited)
	Carrying Value	% of Ownership	Carrying Value		% of Ownership
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
Ultima Technology Corp. (Ultima Technology)	58,124	30	—	—	30
Cost method:
Best Home Corp. Ltd. (Best Home)	—	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	148,120	17	148,120	4,581	17
Vigour Technology Corp. (Vigour)	—	4	—	—	3
G-LINK Technology Corp., Taiwan (G-Link)	—	2	—	—	2
DigiMedia Technology Co., Ltd. (DigiMedia)	197,880	19	197,880	6,121	13
Integrated Silicon Solution Inc. (ISSI)	—	—	—	—	—

	404,124		346,000	10,702

The equity in net loss of investee companies for the six months ended June 30, 2005 and 2006 was as follows:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Ultima Technology	(101,954)	(16,130)	(499)

The foregoing equity in net loss was based on unaudited financial statements.

In 2004, in accordance with ROC SFAS 5, ChipMOS Taiwan deferred its recognition of the proportionate share of loss of Ultima Technology for one year to 2005. Therefore, the share of net loss of Ultima Technology for the six months ended June 30, 2005 also included the share of 2004 loss of Ultima Technology.

The summarized financial information for Ultima Technology is as follows:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Current assets	2,213	2,182	67

Non-current assets	52,934	(535)	(17)

Current liabilities	317	313	10

Non-current liabilities	—	—	—

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net revenue	—	—	—

Cost of revenue	—	—	—

Gross profit	—	—	—

Net loss	(72,179)	(52,710)	(1,630)

During the six months ended June 30, 2005, impairment losses of NT$148,310 thousand, NT$4,855 thousand and NT$11,700 thousand have been recognized in respect of investments in Ultima Technology, G-Link and Sun Fund, respectively.

The investments in Best Home and Vigour were fully impaired as of December 31, 2004.

In April 2005, ChipMOS Taiwan acquired additional interest in DigiMedia for NT$116,400 thousand.

In June 2005, G-Link reduced its issued capital by 50%, and as a result, a loss of NT$4,854 thousand was recognized in respect of the reduction in capital in G-Link.

During the six months ended June 30, 2006, impairment losses of NT$41,650 thousand have been recognized in respect of investments in Ultima Technology. The investment in Ultima Technology was fully impaired as of June 30, 2006.

During the six months ended June 30, 2006, the Company disposed of its interest in ISSI and recorded a gain of NT$630 thousand.

8. PROPERTY, PLANT AND EQUIPMENT — NET

Accumulated depreciation consists of the following:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	1,577,159	1,738,761	53,782
Machinery and equipment	12,952,966	14,504,047	448,625
Furniture and fixtures	369,881	387,933	11,999
Transportation equipment	18,061	16,850	521
Tools	861,707	945,092	29,233
Leasehold improvements	1,383	286	9

	15,781,157	17,592,969	544,169

As of June 30, 2006, certain of the above buildings and machinery were mortgaged as collateral for long-term loans (Notes 12).

9. BANK LOANS

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Unsecured loans:
Working capital loans:
NT$100,000 thousand, repayable by January 2006, annual interest at 2.2%	100,000	—	—
NT$100,000 thousand, repayable by January 2006, annual interest at 1.55%	100,000	—	—
NT$50,000 thousand, repayable by December 2006, annual interest at 3.75%	50,000	—	—
NT$100,000 thousand, repayable by July 2006, annual interest at 1.95%	—	100,000	3,093
NT$100,000 thousand, repayable by March 2007, annual interest at 2.95%	—	100,000	3,093
US$1,000 thousand, repayable by June 2007, annual interest at 6.04%	—	32,486	1,005
RMB20,000 thousand, repayable by July 2006, annual interest at 4.86%	—	81,002	2,505
Loans for import of machinery:
JPY779,090 thousand, repayable by June 2006, annual interest at 0.7505%–0.90%	217,834	—	—
US$136 thousand, repayable by December 2006, annual interest at 6.4863%–6.55%	—	4,386	136
EUR445 thousand, repayable by October 2006, annual interest at 3.51%–3.646%	—	18,310	566
Loans for export:
US$10,400 thousand, repayable by July 2006, annual interest at 5.96%–6.1496%	—	336,648	10,413

	467,834	672,832	20,811

Unused credit lines of short-term bank loans, as of June 30, 2006, totaled approximately NT$7,204,338 thousand, which will expire from July 2006 to June 2007.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Accrued bonus	352,946	1,156,102	35,760
Others	121,180	139,763	4,323

	474,126	1,295,865	40,083

11. CONVERTIBLE NOTES

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Convertible notes	2,769,288	2,728,823	84,405
Less: current portion	(2,769,288)	(2,728,823)	(84,405)

	—	—	—

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,748,050 thousand) convertible notes due 2009. The convertible notes bear interest at 1.75% per annum. The bondholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$7.85 at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. On November 3, 2005, the conversion price of ChipMOS Bermuda’s convertible notes was adjusted to US$6.28 per share from the initial conversion price of US$7.85 per share, pursuant to the terms of the convertible notes. The market price on November 3, 2005 was US$6.00. There is no fixed discount to the common shares’ market price in relation to conversion. On December 20, 2004, ChipMOS Bermuda repurchased US$699 thousand (NT$22,599 thousand) convertible notes. No conversion had taken place during 2005 and the six months ended June 30, 2006.

The convertible notes have been classified as current liabilities as the bondholders have an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase.

At any time on or after November 3, 2006, the Company may also at its option redeem the note for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, (a) in whole or in part, if the market price of the Company’s common shares is at least 130% of the conversion price for at least 20 trading days during any 30 consecutive trading day period, or (b) in whole only, if at least 90% of the initial aggregate principal amount of the notes have been converted, repurchased or redeemed.

12. LONG-TERM LOANS

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2008, interest at floating rate (3.075% and 3.34% as of December 31, 2005 and June 30, 2006, respectively)	234,972	192,250	5,946
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.72% and 4.89% as of December 31, 2005 and June 30, 2006, respectively)	1,142,840	857,120	26,511
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.845% and 5.015% as of December 31, 2005 and June 30, 2006, respectively)	285,710	214,280	6,628
Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate of 3.4%	150,000	90,000	2,784
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.97% and 4.13% as of December 31, 2005 and June 30, 2006, respectively)	1,277,308	993,462	30,729
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.89% and 4.11% as of December 31, 2005 and June 30, 2006, respectively)	103,000	69,000	2,134
Bank loans, repayable semi-annually from March 2005 to September 2006, interest at floating rate (3.645% and 3.745% as of December 31, 2005 and June 30, 2006, respectively)	134,000	101,000	3,124
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.9% and 3% as of December 31, 2005 and June 30, 2006, respectively)	262,505	218,755	6,766
Syndicated bank loans collateralized by equipment, repayable quarterly from April 2005 to January 2011, interest at floating rate (3.075% and 3.34% as of December 31, 2005 and June 30, 2006, respectively)	539,131	485,218	15,008
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest at floating rate (3.72% and 3.88% as of December 31, 2005 and June 30, 2006, respectively)	1,000,000	1,000,000	30,931
Syndicated bank loans collateralized by buildings, repayable in September 2009, interest at floating rate (3.195% and 3.365% as of December 31, 2005 and June 30, 2006, respectively)	500,000	500,000	15,466
Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate of 4.69%	500,000	437,500	13,532
Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate (3.2% and 3.37% as of December 31, 2005 and June 30, 2006, respectively)	440,000	396,000	12,249
Bank loans collateralized by land and buildings, repayable monthly from May 2008 to April 2020, interest at floating rate (2.5% as of December 31, 2005)	130,000	—	—
Syndicated bank loans, repayable in April 2008, interest at floating rate (3.515% as of June 30, 2006)	—	500,000	15,466
Bank loans, repayable in April 2009, interest at fixed rate of 2.89%	—	200,000	6,186
Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2011, interest at floating rate (3.03% as of June 30, 2006)	—	2,800,000	86,607
Bank loans collateralized by equipment, repayable quarterly from July 2006 to April 2008, interest at fixed rate of 3.20%	—	200,000	6,186
Bank loans, repayable quarterly from September 2007 to June 2009, interest at floating rate (3.1% as of June 30, 2006)	—	200,000	6,186
Bank loans collateralized by land and buildings, repayable quarterly from September 2008 to June 2009, interest at floating rate (6.19063% as of June 30, 2006)	—	64,970	2,010
Research and development subsidy loan, collateralized by time deposits in amounts of NT$25,000 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	6,181	2,060	64
Industrial research and development advancement loan, collateralized by time deposits in amounts of NT$29,633 thousand, repayable quarterly from January 2006 to April 2010, interest at fixed rate of 1%	29,120	25,885	801

	6,734,767	9,547,500	295,314
Less — current portion	(2,300,916)	(2,381,294)	(73,656)

	4,433,851	7,166,206	221,658

As of June 30, 2006, there was no unused credit line for the research and development subsidy loan. The line expires upon completion of the research project. Also, pursuant to the agreement signed by ChipMOS Taiwan with the Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, ChipMOS Taiwan is obligated to pay a maximum of NT$4,919 thousand or a certain percentage (2%) of sales of products developed for 3 years after completing the project. The amount was fully paid in 2004.

Unused credit lines of long-term bank loans as of June 30, 2006 totaled approximately NT$7,662,790 thousand.

Under one of the syndicated bank loan facility agreements, ChipMOS Taiwan is required to:

(1)	Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operation.

(2)	Maintain certain financial ratios.

As of June 30, 2006, ChipMOS Bermuda and SPIL have 99.17% of direct ownership in ChipMOS Taiwan and have control over its operations.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of June 30, 2006.

As of June 30, 2006, certain land and buildings (including land use right) and machinery with an aggregate net book value of NT$2,154,889 thousand and NT$9,608,724 thousand, respectively, and time deposits in an aggregate amount of NT$54,633 thousand were mortgaged as collateral for the long-term loans.

13. PENSION PLAN

ChipMOS Taiwan, ThaiLin, ChipMOS Logic and CHANTEK have established defined benefit pension plans for all of their regular employees, which provide benefits based on the length of service and the average monthly salary for the six-month period immediately before retirement.

ChipMOS Taiwan, ThaiLin, ChipMOS Logic and CHANTEK make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in the Central Trust of China in the Republic of China.

Taiwan has a new pension scheme law effective July 1, 2005. The new pension scheme is a defined contribution scheme. All new employees who joined ChipMOS Taiwan and ThaiLin after July 1, 2005 must participate in the new scheme. Existing employees can choose to stay with the old scheme or to join the new scheme. Under the new scheme, ChipMOS Taiwan and ThaiLin are required to contribute 6% of the employees’ salary into employees’ own pension fund accounts managed by the government.

Before the consummation of the mergers of CHANTEK into ChipMOS Taiwan and ChipMOS Logic into ThaiLin, CHANTEK and ChipMOS Logic requested a refund of the money deposited in the Central Trust of China. After the mergers, ChipMOS Taiwan and ThaiLin made monthly contributions to the pension fund for the employees transferred from CHANTEK and ChipMOS Logic as well.

The employees of ChipMOS Shanghai are required to participate in a central pension scheme operated by the local municipal government. Contributions are made based on a percentage of the employees’ salaries and bonus, if applicable, and are charged to the income statement as incurred.

Details of net pension costs are as follows:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Service cost	36,046	844	26
Interest cost	5,109	3,895	120
Projected return on plan assets	(3,105)	(2,370)	(73)
Amortization	205	27	1
Curtailment gain	253	390	12

	38,508	2,786	86

14. SHAREHOLDERS’ EQUITY

Under ROC Company Law, capital surplus can only be used to offset deficits, except that capital surplus generated from (1) donations (donated capital) or (2) the excess of the issue price over the par value of capital stock (including stocks issued for new capital and mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends when no deficit remains and shareholders approve such distribution.

ChipMOS Taiwan’s Articles of Incorporation provide that the following may be appropriated from the accumulated net income, after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholders’ approval: (a) 10% as bonus to employees, (b) not more than 2% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of ChipMOS Taiwan’s outstanding capital stock. The reserve can only be used to offset a deficit, or when its balance has reached 50% of the aggregate par value of the outstanding capital stock of ChipMOS Taiwan, and up to 50% thereof can be distributed as stock dividends.

Stock Options

The Share Option plan provides that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase common shares of ChipMOS Bermuda at specified exercise prices.

The following table summarizes information about stock options outstanding at June 30, 2006.

Name	Date of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at June 30, 2006	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
		US$		US$	US$
020403ESOP	April 3, 2002	4.0375	959,525	4.75	5.88	— April 3, 2003	155,275 April 3, 2004	384,146 April 3, 2005	420,104 April 3, 2006
030613ESOP	June 13, 2003	0.7650	1,203,700	1.09	5.88	— December 13, 2003	294,549 December 13, 2004	349,388 December 13, 2005	559,763 December 13, 2006
031001ESOP	October 1, 2003	1.7425	629,501	2.05	5.88	108,501 October 1, 2004	132,000 October 1, 2005	194,500 October 1, 2006	194,500 October 1, 2007
031103ESOP	November 3, 2003	1.7425	26,300	3.70	5.88	2,750 November 3, 2004	3,750 November 3, 2005	9,900 November 3, 2006	9,900 November 3, 2007
040430ESOPA	April 30, 2004	6.63	1,081,625	7.8	5.88	261,800 April 30, 2005	269,275 April 30, 2006	275,275 April 30, 2007	275,275 April 30, 2008
040430ESOPB	April 30, 2004	5.64	—	7.8	5.88	— April 30, 2005	— April 30, 2006	— April 30, 2007	— April 30, 2008
040813ESOP	August 13, 2004	3.6	1,023,075	3.6	5.88	173,700 August 13, 2005	283,125 August 13, 2006	283,125 August 13, 2007	283,125 August 13, 2008

			4,923,726

The Company has applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options issued to employees in accounting for its stock option plans. Therefore, NT$120,330 thousand (US$3,722 thousand) of compensation expense has been recognized with NT$2,799 thousand (US$87 thousand) being accounted for through the statement of operations during the six month ended June 30, 2006. The Company issued 2,809,800 stock options in 2004 and nil stock options in 2005 to its employees. In 2004, 309,983 and in 2005, 312,750 were forfeited and in 2004, 1,020,504 and in 2005, 441,094 were exercised, leaving 6,029,569 stock options outstanding at December 31, 2005. During the six months ended June 30, 2006, 163,125 were forfeited and 942,718 were exercised; leaving 4,923,726 stock options outstanding as of June 30, 2006.

15. INCOME TAX EXPENSE

a.	A reconciliation of income tax expense — current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Six Month Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—
Tax on pre tax income at applicable statutory rates	277,975	641,699	19,848
Tax effect:
Loss carrying forward	(187,492)	(237,596)	(7,349)
Tax exempt income	(54,876)	(90,218)	(2,790)
Permanent differences	62,171	(41,789)	(1,292)
Temporary differences	25,248	(30,963)	(958)
Other	6,349	14,627	452

Income tax expense — current before tax credits	129,375	255,760	7,911

The ROC statutory tax rates for 2005 and 2006 were 25%.

b.	Income tax expense consists of:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Income tax expense — current before tax credits	129,375	255,760	7,911
Additional 10% on the unappropriated earnings	163,838	111,066	3,435
Income tax credits	(190,325)	(161,780)	(5,004)
Separate and foreign income tax	396	—	—

Income tax for the current period	103,284	205,046	6,342
Net change in deferred income tax assets (liabilities) for the period
Tax credits	60,610	(177,908)	(5,503)
Temporary differences	(25,249)	35,622	1,102
Valuation allowances	(300,894)	69,662	2,155
Loss carry forwards	218,324	133,732	4,137
Adjustment of prior periods’ taxes	(771)	23,221	718

Income tax expense	55,304	289,375	8,951

Since the Company is an exempted company incorporated in Bermuda, a tax-free country, tax on pretax income is calculated at Bermuda statutory rate of 0% for each year.

ChipMOS Taiwan, under Science Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Such tax exemption will expire on December 31, 2008.

In accordance with the relevant tax rules and regulations in the PRC, ChipMOS Shanghai enjoys income tax exemptions for the first two profitable years and 50% reductions for the following three years. Tax losses can only be carried forward for five years. The PRC statutory rates for 2005 and 2006 were 33%.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	3,496	577	18
Tax credits	110,103	67,352	2,083
Loss of market price decline and obsolete and slow-moving inventories	20,616	17,712	548
Unrealized loss on sale allowances	9,455	12,781	395
Others	95,532	96,958	2,999

	239,202	195,380	6,043
Less: Valuation allowances	—	(53,881)	(1,666)

	239,202	141,499	4,377

Net non-current deferred income tax liabilities:
Losses carried forward	147,132	13,333	412
Tax credits	801,450	995,835	30,802
Depreciation differences	(556,316)	(583,217)	(18,039)
Unrealized impairment loss on idle fixed assets	12,586	12,587	389
Others	296,394	288,529	8,924

	701,246	727,067	22,488
Less: Valuation allowances	(793,874)	(809,653)	(25,042)

	(92,628)	(82,586)	(2,554)

The deferred income tax components are measured at respective applicable statutory rates as of June 30, 2005 and 2006.

d.	The balance and year of expiry of unused investment tax credits and loss carry forwards as of June 30, 2006 are as follows:

Year of expiry	R & D expenditure	Machinery and equipment	Loss carry forwards
	NT$	NT$	NT$	US$
	(in thousands)
2006	—	67,352	—	—
2007	36,874	330,671	—	—
2008	1,182	254,505	—	—
2009	42,732	43,416	—	—
2010	—	286,455	13,333	412

	80,788	982,399	13,333	412

e.	According to ROC tax law, ChipMOS Taiwan’s and ThaiLin’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2005 and June 30, 2006 consist of:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Before FY1998	—	—	—
FY1998 and thereafter	3,626,488	4,096,308	126,703

	3,626,488	4,096,308	126,703

The income tax returns of ChipMOS Taiwan and ThaiLin through 2002 and 2003, respectively, have been assessed by the tax authorities (Note 20g).

16. EARNINGS PER SHARE

The following table reconciles the denominator to calculate basic and diluted earnings per share:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	(in thousands)
Basic number of shares	67,412	68,213
Add: stock options	1,352	2,166
convertible notes	10,739	13,424

Diluted number of shares	79,503	83,803

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net income	248,641	917,968	28,394
Add: interest expense (net of tax)	23,077	23,593	730

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	271,718	941,561	29,124

17. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder.

b.	DenMOS Technology Inc. (DenMOS): An investee of MVI.

c.	ProMOS: An investee of MVI.

d.	Mou-Fu: An investee of MVI.

e.	SPIL: A major shareholder of ChipMOS Taiwan.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
During the period
Revenue
ProMOS	2,249,527	2,348,158	72,631
DenMOS	164,954	97,196	3,006

	2,414,481	2,445,354	75,637

Rental revenue
MVI	2,400	1,080	33
DenMOS	30	—	—
ProMOS	4,686	4,686	145

	7,116	5,766	178

Operating expenses:
Management expenses
Mou-Fu	1,950	1,950	60

Rental expenses
MVI	593	—	—
ProMOS	596	—	—

	1,189	—	—

Other expenses
MVI	74	70	2

Other revenue
ProMOS	—	5	—

Fee for shareholders’ services
Mou-Fu	1,711	1,440	45

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
At the end of year/period
Financial assets at fair value through profit and loss
Stock
MVI	16,792	28,345	877
ProMOS	7,630	8,240	255

	24,422	36,585	1,132

Accounts receivable
ProMOS	1,372,950	1,574,464	48,700
DenMOS	54,901	35,196	1,088
Less: Allowances for doubtful receivables	(9,429)	(19,855)	(614)

	1,418,422	1,589,805	49,174

Other receivables
ProMOS	3,174	3,285	102
MVI	852	241	7
DenMOS	317	2	—

	4,343	3,528	109

Other payables
MVI	28	25	1
Mou-Fu	348	325	10
ProMOS	781	—	—
SPIL	79	—	—

	1,236	350	11

During the six months ended June 30, 2005 and 2006, the Company did not make any sales to MVI. In the period from July to December 2003, MVI transferred its DRAM business to ProMOS. As a result, 32% and 26% of the Company’s sales for the six months ended June 30, 2005 and 2006 were made to ProMOS. The price was agreed upon quarterly, based on the then fair market price. Payments are made by remittance. The collection term for ProMOS is 75 days after month end, while other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

The payment terms for purchases from related parties are the same as those from other suppliers.

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC legal provisions.

18. RESTRICTED CASH AND CASH EQUIVALENTS

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Current:
Time deposits (maturing from July 2006 to June 2007)	96,091	79,991	2,474
Deposit for letters of credit	73,218	55,278	1,710

	169,309	135,269	4,184
Non-current:
Time deposits (maturing in March 2007)	29,356	29,633	917

	198,665	164,902	5,101

Time deposits are pledged as collateral for the Company’s customs duties payable, letters of credit and research and development subsidy loans.

19. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a.	Disposal of a subsidiary

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net assets disposed:
Cash and bank balances	46,674	—	—
Accounts receivable	7,115	—	—
Inventories	38	—	—
Prepayment and other assets	3,064	—	—
Property, plant and equipment	50,505	—	—
Intangible assets	2,099	—	—
Capital lease payable	(12,400)	—	—
Accounts payable	(794)	—	—
Accrued and other liabilities	(514)	—	—
Minority interest	(29,429)	—	—

	66,358	—	—
Loss on disposal of a subsidiary	(2,603)	—	—

	63,755	—	—

Cash consideration	63,755	—	—

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:
Cash consideration	63,755	—	—
Less: cash and bank balances disposed	(46,674)	—	—

	17,081	—	—

20. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of June 30, 2006, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2008 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of June 30, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	9,651	299
2007	19,302	597
2008	19,302	597
2009	19,302	597
2010	19,302	597
Thereafter	120,147	3,716

Total minimum lease payments	207,006	6,403

b.	As of June 30, 2006, ChipMOS USA leased its office under an agreement expiring in 2010.

The future minimum lease payments under the above-mentioned lease as of June 30, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	1,651	51
2007	3,431	106
2008	3,528	109
2009	3,625	112
2010	3,108	96

Total minimum lease payments	15,343	474

c.	As of June 30, 2006, ChipMOS Shanghai leased land and buildings under an agreement expiring in August 2052.

The future minimum lease payments under the above-mentioned lease as of June 30, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	591	17
2007	1,182	37
2008	1,182	37
2009	1,182	37
2010	1,182	37
Thereafter	49,269	1,523

Total minimum lease payments	54,588	1,688

d.	As of June 30, 2006, ChipMOS HK leased land and buildings under several agreements expiring on June 14, 2010.

The future minimum lease payments under the above-mentioned leases as of June 30, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	887	27
2007	1,775	55
2008	1,775	55
2009	1,775	55
2010	813	25

Total minimum lease payments	7,025	217

e.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of approximately US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid approximately US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set in the agreement. In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. ChipMOS Taiwan and ChipMOS USA expect to vigorously defend themselves in the lawsuit. The Company’s counsel has not formed an opinion as to the outcome of the case.

f.	The Company has unused letters of credit aggregating approximately US$21,556 thousand, Euro 354 thousand, JPY5,762,679 thousand and GBP59 thousand, as of June 30, 2006.

g.	In 2003, tax authorities have assessed and adjusted by way of increase the income taxes of ChipMOS Taiwan for 2000 by NT$30,526 thousand. The Company filed an appeal against the assessment. In April 2006, the tax authorities have requested the payment of NT$1,786 thousand. The Company paid the tax in May 2006 and the case was closed.

h.	As of June 30, 2006, Modern Mind had a capital commitment in relation to capital contribution to ChipMOS Shanghai of US$137,500 thousand (NT$4,445,375 thousand), which is due on December 6, 2007.

i.	As of June 30, 2006 ChipMOS Shanghai had capital commitments in relation to construction of factories and office building in the amount of approximately NT$344,800 thousand (US$10,665 thousand).

j.	As of June 30, 2006, ChipMOS Taiwan had capital commitments in relation to acquisition of machinery in the amount of approximately US$105,000 thousand (NT$3,394,650 thousand).

21. POST BALANCE SHEET EVENTS

(i)	Subsequent to the balance sheet date in August 2006, ChipMOS Taiwan disposed of its remaining 2,069 thousand shares of MVI and recorded a gain of NT$539 thousand.

(ii)	Pursuant to the annual general meeting of shareholders held on August 25, 2006, the shareholders approved the adopt Share Option Plan 2006 (2006 Plan). The aggregate number of shares that may be issused under the 2006 Plan is 7,000,000.

22. SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors when making decisions about allocating resources and assessing performance of the Company. Due to the increasing importance of the LCD and other flat-panel display driver semiconductor services and the fact that those services include a combination of testing and assembly, commencing from 2003, the Company views LCD and other flat-panel display driver semiconductor services as a separate, distinct segment of its business. Financial segment information required by SFAS No. 131 is as follows:

a.	Semiconductor testing, assembly services and LCD and other flat-panel display driver semiconductors services.

	Six Months Ended June 30, 2005 (Unaudited)
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	3,000,318	2,929,553	1,164,895	7,094,766	—	7,094,766
Cost of revenues	2,123,839	2,389,697	949,469	5,463,005	—	5,463,005

Segment gross Profit	876,479	539,856	215,426	1,631,761	—	1,631,761

Depreciation and amortization	1,325,137	375,251	393,356	2,093,744	8,096	2,101,840

Segment assets	13,188,708	5,055,344	3,491,549	21,735,601	7,398,714	29,134,315

Expenditure for segment assets	1,407,048	583,795	416,490	2,407,333	2,190	2,409,523

	Six Months Ended June 30, 2006 (Unaudited)
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	4,181,872	2,993,148	1,966,796	9,141,816	—	9,141,816	282,766
Cost of revenues	2,578,932	2,271,023	1,554,924	6,404,879	—	6,404,879	198,109

Segment gross Profit	1,602,940	722,125	411,872	2,736,937	—	2,736,937	84,657

Depreciation and amortization	1,531,837	434,794	501,956	2,468,587	7,032	2,475,619	76,574

Segment assets	12,570,084	5,087,215	8,334,484	25,991,783	10,933,357	36,925,140	1,142,132

Expenditure for segment assets	3,504,447	1,565,186	3,118,349	8,187,982	2,197	8,190,179	253,331

The corporate and other assets consist of the total current assets, long-term investments, property and equipment located in the U.S. and Japan, long-term restricted cash equivalents, intangible assets of bond issuance costs, employee dormitory building and refundable deposits.

b.	Net revenue:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Area
ROC	5,653,790	7,135,747	220,716
U.S.	680,318	1,254,854	38,814
Korea	187,525	376,586	11,648
Japan	239,687	289,646	8,959
Others	333,446	84,983	2,629

	7,094,766	9,141,816	282,766

c.	Net sales to customers representing at least 10% of net total sales:

	Six Months Ended June 30, (Unaudited)
	2005		2006
	Amount	%	Amount	%	Amount
	NT$		NT$		US$
	(in thousands)
Customer
ProMOS	2,249,527	32	2,348,158	26	72,631
Powerchip	1,242,916	18	1,415,198	15	43,774
Himax	422,942	6	980,415	11	30,325

23. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Please refer to note 27 to the audited consolidated financial statements of the Company as of December 31, 2005 and for the year then ended for the summary of significant differences.

Adoption of SFAS 123 R “Share-Based Payment”

Prior to January 1, 2006, the Company had elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding the Company’s net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123 as disclosed in note 28i to the 2005 audited consolidated financial statements.

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Valuation Model with the following weighted average assumptions:

	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
020403ESOP	4.75%	5 years	114.91%	0%
030613ESOP	4.75%	3 years	148.73%	0%
031001ESOP	4.75%	3 years	118.07%	0%
031103ESOP	4.75%	3 years	120.72%	0%
040430ESOPA	1.75%	3 years	123.07%	0%
040430ESOPB	1.75%	3 years	123.07%	0%
040813ESOP	1.75%	3 years	112.40%	0%

The following table illustrates the effect on net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Six Months Ended June 30, 2005 (Unaudited)
	NT$	US$
	(in thousands)
Net income based on US GAAP	267,755	8,282
Add: Compensation expenses as reported	15,692	485
Less: Compensation expenses determined under fair value based method	(73,188)	(2,264)

Adjusted net income, fair value based method	210,259	6,503

Basic earnings per share
As reported	3.97	0.12

SFAS 123 adjusted	3.12	0.10

Diluted earnings per share
As reported	3.89	0.12

SFAS 123 adjusted	3.06	0.09

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96–18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96–18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96–18.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R) “Share-Based Payments” (SFAS No. 123(R)). For grants where the Company had previously presented the required SFAS 123 pro forma disclosures, using a fair value method (Black-Scholes), the Company adopted the new standard using the modified prospective method. Under this method, the Company will record the fair value of all new awards and any awards modified, repurchased or cancelled after January 1, 2006. The Company also will recognize compensation cost for those awards granted prior to January 1, 2006 that were measured at fair value for pro forma disclosure purposes, to the extent that those awards continue to vest after January 1, 2006. For grants where the Company had previously presented the required SFAS 123 pro forma disclosures using the minimum value method, the Company adopted the new standard using the prospective transition method. As such, for those awards, the Company will continue to apply APB 25 in future periods.

As a result of adopting Statement 123(R) on January 1, 2006, the Company’s net income for the six months ended June 30, 2006, is NT$22,985 thousand (US$711 thousand) lower and the effect on basic and diluted earnings per share, respectively, is a decrease of NT$0.34 (US$0.01) and NT$0.27 (US$0.01), than if it had continued to account for share-based compensation under Opinion 25. If the Company had not adopted Statement 123(R), pro forma basic and diluted earnings per share for the six months ended June 30, 2006 would have been NT$14.95 (US$0.46) and NT$12.82 (US$0.40), compared to reported basic and diluted earnings per share of NT$14.61(US$0.45) and NT$12.55 (US$0.39).

The total stock-based compensation expense resulting from stock options was included in general and administrative expenses in the consolidated statements of operations.

Please refer to note 24h below for additional disclosure required by Statement 123(R).

The following reconciles net income and shareholders’ equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net income
Net income based on ROC GAAP	248,641	917,968	28,394
Adjustments:
Amortization of start-up costs	1,204	1,123	35
Depreciation of property, plant and equipment and employee dormitory building	(7,178)	(11,054)	(342)
Transfer of building and facilities from MVI	596	405	13
Marketable securities — trading	(4,658)	2,613	81
Interest capitalization	(23,962)	(9,897)	(306)
Reversal of impairment loss on long-term investment	—	17,001	526
(Bonuses) reversal of bonuses to employees, directors and supervisors	(67,587)	145,054	4,486
Effect of U.S. GAAP adjustments on income taxes	51,010	5,614	173
Stock-based compensation	—	(22,985)	(711)
Amortization of discount on convertible notes	(41,417)	(31,063)	(961)
Gain (loss) on embedded derivative liabilities	62,983	(17,298)	(535)
Minority interests	45,761	(564)	(17)
Equity accounting for long-term investment	2,362	—	—

Net increase in net income	19,114	78,949	2,442

Net income based on U.S. GAAP	267,755	996,917	30,836

Earnings per share — basic	3.97	14.61	0.45

Earnings per share — diluted*	3.89	12.55	0.39

Number of weighted average shares outstanding —basic	67,412	68,213	68,213

Number of weighted average shares outstanding — diluted	68,764	83,803	83,803

*	The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	267,755	996,917	30,836
Add: amortization of discount on convertible notes	—	31,063	961
Add: interest expense (net of tax)	—	23,593	730

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	267,755	1,051,573	32,527

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	11,213,838	12,295,936	380,326

Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(23,198)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	23,198
Start-up costs
Original cost	(61,107)	(60,151)	(1,861)
Accumulated amortization of start-up costs	53,400	53,556	1,657
Net effect on inventories	(53)	(42)	(1)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(100,710)	(111,834)	(3,459)
Net effect on inventories	322	392	12
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,356)
Depreciation and gain on disposal of building and facilities from MVI	169,155	169,549	5,244
Net effect on inventories	(26)	(15)	(1)
Unrealized holding gain on available-for-sale securities	5,648	—	—
Accrual for bonuses to employees, directors and supervisors	(269,003)	—	—
Pension expenses	(1,898)	(1,898)	(58)
Marketable securities — trading	(2,613)	—	—
Reversal of goodwill amortization	62,362	—	—
Impairment loss on long-term investment	(79,363)	—	—
Interest capitalization	118,757	118,757	3,673
Amortization of interest capitalization	(76,793)	(86,690)	(2,681)
Effect of U.S. GAAP adjustments on income taxes	11,301	16,915	523
Amortization of discount on convertible notes	(72,480)	(103,543)	(3,203)
Gain on embedded derivative liabilities	149,732	132,434	4,096
Minority interests	137,403	12,890	399

Net decrease in shareholders’ equity	(129,140)	(32,854)	(1,016)

Shareholders’ equity based on U.S. GAAP	11,084,698	12,263,082	379,310

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year/ period	10,132,624	11,084,698	342,861
Effect of merger	(39,768)	—	—
Exercise of option warrants	40,418	98,277	3,040
Forfeiture of option warrants	21,477	(12,581)	(389)
Adjustment arising from change in ownership percentage in subsidiaries	(26,046)	80,952	2,504
Reversal of unrealized gain on available-for-sale securities	—	(5,648)	(175)
Unrealized gain on available-for-sale securities	5,648	—	—
Cumulative translation adjustments	186,313	(18,765)	(580)
Net income for the year/period	805,383	996,917	30,836
Adjustment of equity method for long-term Investment	(54,178)	16,247	502
Adjustment for stock based compensation	—	22,985	711
Adjustment for stock bonus	12,827	—	—

Balance, end of the year/period	11,084,698	12,263,082	379,310

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Current assets
As reported	10,046,913	9,676,040	299,290
U.S. GAAP adjustments
Marketable securities — trading	3,035	—	—
Effect of inventory adjustments:
Start-up costs	(53)	(42)	(1)
Depreciation of fixed assets and employee dormitory building	322	392	12
Transfer of building and facilities from MVI	(26)	(15)	(1)

As adjusted	10,050,191	9,676,375	299,300

Long-term investments
As reported	404,124	346,000	10,702
U.S. GAAP adjustments
Reversal of goodwill amortization	62,362	—	—
Impairment loss on long-term investments	(79,363)	—	—

As adjusted	387,123	346,000	10,702

Property, plant and equipment — net
As reported	20,420,066	25,997,250	804,121
U.S. GAAP adjustments
Start-up costs	(7,707)	(6,595)	(204)
Depreciation of fixed assets	(114,202)	(124,511)	(3,851)
Transfer of building and facilities from MVI	(4,019)	(3,625)	(112)
Interest capitalization	66,988	57,091	1,766
Negative goodwill	(20,275)	(20,275)	(627)

As adjusted	20,340,851	25,899,335	801,093

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Other assets
As reported	559,827	531,687	16,446
U.S. GAAP adjustments
Depreciation of employee dormitory building	(11,532)	(12,347)	(382)

As adjusted	548,295	519,340	16,064

Current liabilities
As reported	7,857,499	9,191,859	284,313
U.S. GAAP adjustments
Fair value of embedded derivative liabilities	160,899	178,197	5,512
Discount on convertible notes	(310,631)	(310,631)	(9,608)
Amortization of discount on convertible notes	72,480	103,543	3,203
Accrual for bonuses to employees, directors and supervisors	269,003	—	—

As adjusted	8,049,250	9,162,968	283,420

Other liabilities
As reported	374,719	349,453	10,809
U.S. GAAP adjustments
Pension expense	1,898	1,898	58
Effect of U.S. GAAP adjustments on income taxes	(11,301)	(16,915)	(523)
Negative goodwill	(20,275)	(20,275)	(627)

As adjusted	345,041	314,161	9,717

Minority interests
As reported	7,878,123	7,921,686	245,026
U.S. GAAP adjustments
Shareholders’ equity	(137,403)	(12,890)	(399)

As adjusted	7,740,720	7,908,796	244,627

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$31,653,560 thousand and NT$36,815,213 thousand as of December 31, 2005 and June 30, 2006, respectively.

The following U.S. GAAP condensed statements of operations for the six months ended June 30, 2005 and 2006 have been derived from the unaudited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for inventories, scrap of inventories and bonuses to employees, directors and supervisors are included as operating expenses.

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net revenue	7,094,766	9,141,816	282,766
Cost of revenue	5,447,182	6,413,598	198,379

Gross profit	1,647,584	2,728,218	84,387
Operating expenses	802,889	595,709	18,426

Income from operations	844,695	2,132,509	65,961
Non-operating income (expenses) — net	(329,710)	(87,255)	(2,699)

Income before income tax	514,985	2,045,254	63,262

Net income	267,755	996,917	30,836

24. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Financial assets at fair value through profit and loss

On December 31, 2005 and June 30, 2006, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP) Carrying Value		(U.S. GAAP) Fair Value
	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2006
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
	NT$	NT$	NT$	NT$	US$
(in thousands)
Investment in trading securities (Note 4)	186,136	203,299	189,171	203,299	6,288

Prior to January 1 ,2006, the Company used the weighted-average cost method for trading securities and available-for-sale securities when determining the cost basis.

b.	Goodwill

	June 30, 2006 (unaudited)
	NT$	US$
	(in thousands)
Balance, January 1, 2006	127,567	3,946
Arising from acquisition of additional interest in a subsidiary	888	27

Balance, June 30, 2006	128,455	3,973

c.	Income tax expense

Income (loss) before income tax, minority interest and interest in bonuses paid by subsidiaries consists of the following:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Bermuda	(48,365)	(180,842)	(5,594)
ROC	609,010	2,270,209	70,220
Others	(45,660)	(44,113)	(1,364)

	514,985	2,045,254	63,262

Income tax expense consists of:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Income tax for the current period
Bermuda	78,570	86,656	2,680
ROC	22,978	118,365	3,661
Others	46	25	1

	101,594	205,046	6,342
Deferred income tax
ROC	(96,545)	55,494	1,717
Adjustment of prior periods’ income taxes	(755)	23,221	718

Income tax expense	4,294	283,761	8,777

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—
Tax on pretax income at applicable statutory rates	223,290	641,747	19,850
Additional 10% on the unappropriate earnings	163,838	111,066	3,435
Other tax and assessed additional income tax	396	—	—
Tax effects of:
Tax-exempt income	(54,887)	(105,409)	(3,260)
Permanent differences
Non-taxable (gain)/loss on sales of investment	14,316	(2,328)	(72)
Non-deductible investment losses	68,191	(24,027)	(743)
Non-deductible expense	(27,779)	(5,905)	(182)
Other	37	19,286	596
Temporary differences	764	—	—
Tax credits — utilized	(190,914)	(161,780)	(5,004)
— deferred	60,610	(177,908)	(5,503)
Valuation allowance	(249,586)	69,662	2,155
Loss carry forward	2,544	(103,864)	(3,213)
Adjustment of prior periods’ income tax	(6,526)	23,221	718

Income tax expense	4,294	283,761	8,777

The components of net deferred income tax assets (liabilities) were as follows:

	December 31, 2005 (Audited)	June 30, 2006 (Unaudited)
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	3,496	577	18
Tax credits	110,103	67,352	2,083
Loss of market price decline and obsolescence and slow-moving inventories	20,616	17,712	548
Unrealized loss on sale allowances	9,455	12,781	395
Others	95,532	96,958	2,999

	239,202	195,380	6,043
Valuation allowance	—	(53,881)	(1,667)

	239,202	141,499	4,376

Non-current
Unrealized impairment loss on idle fixed assets	12,586	12,587	389
Tax credits	801,450	995,835	30,802
Loss carry forward	147,132	13,333	412
Building	1,011	910	28
Start-up costs	1,940	1,659	51
Others	296,394	289,289	8,949

	1,260,513	1,313,613	40,631
Valuation allowances	(793,874)	(809,654)	(25,043)

	466,639	503,959	15,588

Deferred income tax liabilities
Non-current
Depreciation differences	(531,219)	(555,357)	(17,178)
Interest capitalization	(16,747)	(14,273)	(441)

	(547,966)	(569,630)	(17,619)

	157,875	75,828	2,345

d.	Pension plans

In accordance with SFAS No. 132 — Revised, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	36,046	844	26
Interest cost	5,109	3,891	120
Project return on plan assets	(3,105)	(2,366)	(73)
Net amortization and deferral:
Unrecognized net transition obligation	(239)	(160)	(5)
Curtailment gain	603	440	14

Net periodic benefit cost	38,414	2,649	82

The Company previously disclosed in the financial statements for the year ended December 31, 2005 that it was expected to contribute approximately NT$30,783 thousand to its pension plans in 2006. As of June 30, 2006, NT$18,510 thousand of contributions have been made. The Company anticipates contributing an additional NT$12,273 thousand to fund the pension plans in 2006 for a total of approximately NT$30,783 thousand.

e.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification. Cash flows from changes in short-term investments, refundable deposits, other assets and guarantee deposits and bonus to directors and supervisors are included as operating activities under SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	3,035,291	3,768,006	116,547
Investing activities	(1,732,031)	(7,543,780)	(233,336)
Financing activities	(2,592,204)	2,925,427	90,487

	(1,288,944)	(850,347)	(26,302)
Effect of changes in foreign exchange rate	794	(8,890)	(275)
Cash and cash equivalents at the beginning of period	4,849,146	4,607,003	142,499

Cash and cash equivalents at the end of period	3,560,996	3,747,766	115,922

f.	Statements of comprehensive income

	Six Months Ended June 30, (Unaudited)
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	267,755	996,917	30,836
Other comprehensive income (loss):
Unrealized gain on available-for-sale security	—	(5,648)	(175)
Translation adjustment	794	(18,765)	(580)

Comprehensive income	268,549	972,504	30,081

Components in other comprehensive income refer to investments in MVI and ProMOS. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

g.	Statements of accumulated comprehensive income (loss)

	Unrealized Holding Gain on Available-for-sale Securities		Translation Adjustment		Accumulated Other Comprehensive Income (loss)
	NT$	US$	NT$	US$	NT$	US$
	(in thousands)
Balance, as of December 31, 2005	5,648	175	(10,271)	(318)	(4,623)	(143)
Movement in 2006	(5,648)	(175)	(18,765)	(580)	(24,413)	(755)

Balance, as of June 30, 2006 (unaudited)	—	—	(29,036)	(898)	(29,036)	(898)

h.	Shareholders’ equity

The Company has in place a Share Option Plan (2002 Plan). Under the terms of the plan, the exercise price set on the grant of share options may not be less than the par value of a Company Share on the date of grant of such option. As at June 30, 2006, the number of shares that may be issued under the plan is 9,000,000 shares and may consist in whole or part of authorized but unissued shares of the Company which are not reserved for any other purpose. No consideration is payable for the grant of an option.

Under the plan, options may be granted to all directors, officers, employees and consultants of the Company and its affiliates. Options are exercisable for a maximum of ten years from the date on which such option is granted and five years from the date on which such option is granted if the holder of the option owns more than 10% of the combined voting power of the Company at the time the option is granted.

The following table presents the stock option activity for the six months ended June 30, 2006. The information for the six months ended June 30, 2005 was not presented since options granted through June 2005 were presented in the proforma above.

	Number of Options	Weighted Average Exercise Price	Aggregate Instrinsic Value
		US$	US$ (in thousands)
Outstanding at December 31, 2005	6,029,569	3.33
Forfeited	(163,125)	4.44
Exercised	(942,718)	2.74

Outstanding at June 30, 2006	4,923,726	3.41	12,971

Exercisable at June 30, 2006	2,555,238	3.50	6,480

Vested and expected to vest	4,726,777	3.41	12,452

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price of US$5.88 on June 30, 2006 and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. The total intrinsic value of options exercised during the six months ended June 30, 2006 was NT$97,055 thousand (US$3,002 thousand). The total fair value of options vested and forfeited during the six months ended June 30, 2006 was NT$99,124 thousand (US$3,066 thousand). The number of options vested during the six months ended June 30, 2006 was 942,718. The weighted-average remaining contractual term of the outstanding options at June 30, 2006 was 7 years.

As of June 30, 2006, NT$67 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1 year.

The Company’s employees have the ability to exercise a stock option (i.e., remit cash consideration to the Company for the exercise price) in exchange for stock during the vesting period of the award. The Company recognizes the consideration received for the exercise of the options into a restricted stock as a liability until it is vested. Once the restricted stock is vested the liability is converted into shares of Common stock in the shareholders’ equity.

The following table presents a summary of the number and weighted average grant date fair values regarding the unvested share options as of June 30, 2006 and changes during the six months then ended:

	Number of Options	Weighted Average Fair Value
		US$
Unvested options outstanding at December 31, 2005	3,333,467	3.22
Vested	(801,854)	4.60
Forfeited	(163,125)	3.74

Unvested options outstanding at June 30, 2006	2,368,488	2.71

The Company’s determination of fair value of employee share options on the date of grant using the Black Scholes Option Pricing Model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards. Option pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

j.	Convertible notes

The Company accounts for the conversion option in the convertible notes as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00–19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$310,631 thousand (US$9,608 thousand), is being amortized using the effective interest method over the term of the convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at their original issue date and their fair value on June 30, 2005 using an option pricing model. As of June 30, 2006, the fair value of the embedded derivative liabilities amounted to NT$178,197 thousand (US$5,512 thousand). The effect of the fair market value adjustment of NT$(17,298) thousand (US$535 thousand) was recorded in the consolidated statement of operations.

The following assumptions were applied to the convertible notes using the option pricing model:

	June 30, 2006
Market price	US$	5.88
Conversion price	US$	6.28
Term		5 years
Volatility		29.2%
Risk-free interest rate		4.5%

Please refer to Note 11 for details of the terms of the convertible notes.